UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003
DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Group Report January 1 to September 30, 2003
Deutsche Telekom

First three quarters of 2003

Contents

• Deutsche Telekom at a glance	3
• Key financial figures	4
• Significant events	5
• Business developments	8
• Overview	8
• Reconciliation to new structures	14
• Divisions	15
• T-Com	15
• T-Mobile	20
• T-Systems	24
• T-Online	27
• Group Headquarters & Shared Services	30
• Outlook	33
• Significant events after the balance sheet date (September 30, 2003)	33
• Development of revenue and income	34
• Risk situation	36
• Reconciliation of pro forma figures	38
• EBITDA and EBITDA adjusted for special factors	38
• Special factors.	38
• Free cash flow	43
• Gross and net debt	43
• Consolidated financial statements	45
• Notes to the consolidated statement of income	49
• Other disclosures	51
• Notes to the consolidated balance sheet	53
• Notes to the consolidated statement of cash flows	57
• Segment reporting	58
• Accounting	60
• Investor Relations calendar	62

First three quarters of 2003

Deutsche Telekom at a glance

At a glance

	Third quarter of 2003			First three quarters of 2003
	Q3 2003 millions of €	Q3 2002 millions of €	Change %	Q1-Q3 2003 millions of €	Q1-Q3 2002 millions of €	Change %	FY 2002 millions of €
Total revenue	14,077	13,423	4.9	41,288	39,177	5.4	53,689
Domestic	8,553	8,799	(2.8)	25,689	26,000	(1.2)	35,288
International	5,524	4,624	19.5	15,599	13,177	18.4	18,401
Results from ordinary business activities7)	691	(23,321)	n.a.	1,783	(26,668)	n.a.	(27,150	) 7)
Financial income (expense), net	(789)	(1,630)	51.6	(2,734)	(4,560)	40.0	(6,022)
Depreciation and amortization	(3,165)	(25,479)	n.a.	(9,646)	(33,353)	n.a.	(36,880)
of property, plant and equipment	(1,996)	(2,361)	15.5	(6,129)	(7,111)	13.8	(9,525)
of intangible assets	(1,169)	(23,118)	94.9	(3,517)	(26,242)	86.6	(27,355)
Other taxes	(38)	(35)	(8.6)	(134)	(137)	2.2	(364)
EBITDA1)	4,683	3,823	22.5	14,297	11,382	25.6	16,116
Special factors affecting EBITDA	(28)	(380)	92.6	512	(578)	n.a.	(198)
Adjusted EBITDA1)	4,711	4,203	12.1	13,785	11,960	15.3	16,314
Adjusted EBITDA margin (%)1)	33.5	31.3		33.4	30.5		30.4
Net income / (loss)	508	(20,619)	n.a.	1,617	(24,510)	n.a.	(24,587)
Earnings (loss) per share (€)2) /ADS3) (German GAAP)	0.12	(4.92)	n.a.	0.39	(5.84)	n.a.	(5.86)
Investments in property, plant and equipment and intangible assets (excluding goodwill)	(1,431)	(1,846)	22.5	(3,536)	(5,343)	33.8	(7,928)
Net cash provided by operating activities	4,784	3,494	36.9	11,044	10,139	8.9	12,463
Equity ratio (%)				29.0	27.9		28.1
Net debt4)				49,156	64,311	(23.6)	61,106

Number of employees at balance sheet date

	Sept. 30, 2003	June 30, 2003	Change Sept. 30, 2003/ June 30, 2003%	Dec. 31, 2002	Change Sept. 30, 2003/ Dec. 31, 2002%	Sept. 30, 2002	Change Sept. 30, 2003/ Sept. 30, 2002%
Deutsche Telekom Group	249,974	250,533	(0.2)	255,969	(2.3)	255,868	(2.3)
Salaried employees (excl. civil servants)	200,199	200,554	(0.2)	205,193	(2.4)	203,977	(1.9)
Civil servants	49,775	49,979	(0.4)	50,776	(2.0)	51,891	(4.1)
Number of customers in fixed-network and mobile services
Telephone lines (incl. ISDN channels)5) (millions)	58.0	58.1	n.a.	58.1	n.a.	58.0	n.a.
Mobile communications subscribers (majority shareholdings)6) (millions)	62.7	61.4	2.1	58.6	7.0	55.5	13.0

1)	Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income /(expense), amortization and depreciation. EBITDA is not governed by the accounting regulations. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA and the adjusted EBITDA margin can be found under "Reconciliation of pro forma figures".
2)	Earnings per share (according to German GAAP) for each period are calculated by dividing net income/loss by the weighted average number of outstanding shares.
3)	One ADS – American Depositary Share – corresponds in economic terms to one share of Deutsche Telekom AG common stock.
4)	Bonds, liabilities to banks, liabilities to non-banks from loan notes, and other liabilities after deduction of liquid assets, including marketable securities, other investments in noncurrent securities, other assets, and loan discounts (prepaid expenses, deferred charges). For detailed information, see "Reconciliation of pro forma figures".
5)	Telephone lines of the Group, including for internal use; number of lines includes the MATÁV subsidiary Maktel for the first time. The figures for the previous year have been adjusted accordingly.
6)	Number of subscribers of T-Mobile's fully consolidated mobile communications companies, plus HT Mobilne Telecomunicacije and Westel, at balance sheet date. Number of subscribers at balance sheet date.
7)	Difference in 2002 comparatives due to the switch to costchange to cost-of-sales accounting.

First three quarters of 2003

Key financial figures

•	Net revenue increased by 5.4 percent year-on-year from EUR 39.2 billion to EUR 41.3 billion in the first nine months.
•	Net income in third quarter of 2003 up by EUR 21.1 billion year-on-year to EUR 0.5 billion; year-on-year increase of EUR 26.1 billion in the first nine months to EUR 1.6 billion.
•	Group EBITDA1) in third quarter of 2003 up by 22.5 percent year-on-year from EUR 3.8 billion to EUR 4.7 billion; year-on-year increase in the first nine months of 25.6 percent from EUR 11.4 billion to EUR 14.3 billion.
•	Adjusted Group EBITDA1) increased for six consecutive quarters; up 12.1 percent year-on-year from EUR 4.2 billion to EUR 4.7 billion in the third quarter and by 15.3 percent from EUR 12.0 billion to EUR 13.8 billion in the first nine months.
•	Net debt EUR 49.2 billion at September 30, 2003; "6+6 program" successfully completed ahead of schedule.
•	Free cash flow2) before dividend more than increased significantly from EUR 4.7 billion to EUR 7.4 billion.
•	Investments in property, plant and equipment and intangible assets (excluding goodwill) reduced from EUR 5.3 billion to EUR 3.5 billion in a year-on-year comparison of the first nine months.
1)	Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA and the adjusted EBITDA margin can be found under "Reconciliation of pro forma figures".
2)	Deutsche Telekom defines free cash flow as cash generated from operations minus interest payments and cash outflows for investments in property, plant and equipment and intangible assets (excluding goodwill). For the calculation of free cash flow please refer to "Reconciliation of pro forma figures".

First three quarters of 2003

Significant events

Net debt reduced to EUR 49.2 billion ahead of schedule.

•	Net debt was reduced by a further EUR 3.8 billion in the quarter under review to EUR 49.2 billion at September 30, 2003, EUR 15.1 billion lower than at September 30, 2002.

Net cash provided by operating activities in particular made a major contribution to this development; currency translation effects and inflows from the disposal of non-core activities (especially real estate) also had a positive effect.

Deutsche Telekom's goal of reducing net debt by the end of 2003 to roughly three times the adjusted EBITDA expected for this year has thus already been achieved ahead of schedule. The "6+6 program" has therefore been completed successfully. As a consequence, Deutsche Telekom has decided not to sell its subsidiary DeTeMedien and is not pursuing the bids made to purchase the company any further. In future, Deutsche Telekom plans to work together with the publishers to develop additional products and services related to printed and electronic telephone directories. This decision has no effect on the achievement of the Group's financial targets by the end of this year.

Triple-E leads to EBITDA increase of around EUR 1.2 billion.

•	Deutsche Telekom increased the Group's EBITDA by approximately EUR 1.2 billion in the first nine months of this year with its Triple-E program to improve results, reduce debt and increase efficiency. As a result, the revenue-based adjusted EBITDA margin increased by 2.9 percentage points year-on-year to 33.4 percent in the first three quarters of this year. The operating divisions contributed to this result, as did Group Headquarters and the central service units.
•	T-Com successfully continued its course of strict expenditure management in the third quarter. Considerable progress was made in particular in the areas of maintenance/repairs, rentals and leases, and improved receivables management.

The T-Mobile division benefited from the decrease in fixed costs, in particular as a result of continued subscriber growth. Furthermore, lower customer acquisition costs and cost savings through the harmonization of structures throughout Europe also contributed to the improvement of EBITDA. At T-Systems, continued portfolio streamlining in particular, as well as lower rental, leasing and maintenance expenditure resulted in reduced costs and improved earnings. T-Online improved its profitability through the continued improvement of network utilization.

Deutsche Telekom was unable to reach agreement on increasing its stake in the Polish company PTC.

•	On August 25, 2003, Deutsche Telekom made its partners Elektrim S.A., Vivendi Universal S.A. and Ymer Finance a cash offer to acquire the remaining shares in the Polish mobile communications company Polska Telefonya Cyfrowa (PTC). Deutsche Telekom holds 49 percent of the shares in PTC via its mobile communications subsidiary T-Mobile; the remaining partners have pooled the majority of their 51 percent of the capital in a holding company. Deutsche Telekom's intention in attempting to increase its stake in PTC to 100 percent was to round off its already strong position in the mobile communications markets of Central and Eastern Europe. A general agreement was reached between all parties on September 14, 2003 concerning a revised offer for EUR 1.1 billion. On September 26, 2003, Deutsche Telekom failed to reach an agreement on increasing its stake in PTC, as no final agreement was reached between Elektrim and its bond creditors. Deutsche Telekom will continue to maintain its relationship with PTC on the basis of its current shareholding and will coordinate all necessary steps with its partners to support the already positive development of the Polish mobile communications provider's business activities.

First three quarters of 2003

Significant events

T-Mobile increases customer base by almost 3.8 million in the first nine months of 2003 to approximately 58 million.

•	T-Mobile International successfully continued its strategy of high-quality growth in the third quarter. The goal of this strategy is to attract new fixed-term contract subscribers in particular. The proportion of fixed-term contract subscribers in the entire customer base increased once again in the third quarter of 2003 to 49 percent (approximately 28.1 million subscribers). Approximately 3.8 million new additions were recorded in the first nine months of 2003, of which almost 93 percent were fixed-term contract subscribers. Despite high penetration rates and as a result of the streamlining of the prepay customer base in the UK, approximately 1.3 million (80 percent) of the almost 1.6 million new customers recorded by European subsidiaries were fixed-term contract subscribers. The United States accounted for more than 58 percent (2.2 million) of all of T-Mobile International's new customers in the first nine months of this year. All of these new customers were fixed-term contract subscribers.

T-Com introduces additional attractive rate options.

•	T-Com introduced attractive new rate options, such as AktivPlus xxl and CallTime 120, on October 1, 2003, to improve its competitive position. The new AktivPlus xxl rate option, for example, allows customers to phone free of charge within Germany, not just on Sundays and national holidays, but also every Saturday. Within a few weeks of its introduction, some half a million customers had already signed up for the new rates. The new rates were approved by the Regulatory Authority for Telecommunications and Posts on September 2, 2003.

Extended introductory phase for electronic toll system.

•	Despite the concerted efforts of the ETC consortium and the operating entity Toll Collect GmbH to ensure the technical functionality and integration of all the components necessary to collect the tolls in line with the operating agreement, it was not possible to resolve all technical problems by August 31, 2003. The launch of the toll system has been postponed until further notice. Toll Collect GmbH is making every effort to resolve the technical problems as quickly as possible. Teams of experts are systematically analyzing the results of tests, categorizing shortcomings according to their impact on the functionality of the system as a whole, and developing measures to overcome these shortcomings based on defined priorities. Considerable progress has been made in resolving the problems. Based on the nationwide infrastructure of the toll system, the tests generate practical results which can then be easily translated into measures to be taken. The Federal Office for Freight Transportation and Toll Collect GmbH are in close consultation concerning the granting of a preliminary operating permit and the date when the system can be launched and trouble-free operation and user-friendly collection of tolls ensured.

T-Systems and DaimlerChrysler expand their international cooperation.

•	DaimlerChrysler and T-Systems are expanding their international cooperation on the basis of a new framework agreement. The agreement has an initial term of three years with an option for renewal until 2008. This agreement brings together seven service agreements covering T-Systems' services in the field of information and communications technology, including the worldwide operation of mainframe computers and client servers, as well as support for data networks and workstations. Furthermore, T-Systems also develops and supports applications in the areas of vehicle development, production, sales, and customer support.

First three quarters of 2003

Significant events

WestLB AG outsources computing and printing centers to T-Systems.

•	T-Systems signed a five-year agreement worth approximately EUR 200 million with WestLB AG in September 2003. T-Systems beat major competitors to win this outsourcing contract. Having outsourced its computing centers and printing activities, WestLB will be able to improve its capacity utilization and benefit from economies of scale to reduce its costs from the fourth quarter of 2003.

Redesign of the T-Online homepage www.t-online.de.

•	T-Online presented the new structure and graphic design of its homepage www.t-online.de on August 25, 2003. The portal now combines new product areas for current issues, services and shopping. These areas offer information and entertainment, services,and access products, and T-Online's various e-commerce services. The homepage has been redesigned to bring it in line with T-Online's combined business model, which is based around the access, content, services, and e-commerce segments.

First three quarters of 2003

Business developments

Overview.

Net revenue

Deutsche Telekom increased its revenue by EUR 2.1 billion, or 5.4 percent, in the first nine months of this year to EUR 41.3 billion and thus almost maintained the very positive revenue growth level of 5.7 percent from the first half of 2003 for the full nine-month period. U.S. dollar (USD) and pound sterling (GBP) currency translation adjustments had a negative impact totaling EUR 1.4 billion on the development of revenue. Changes in the composition of the Deutsche Telekom Group resulted in a net increase in reported revenue of EUR 144 million. The main effects in this context were, on the one hand, the consolidation of T-Mobile Netherlands for the first time, which contributed approximately EUR 0.6 billion to revenue, and, on the other hand, the deconsolidation of the cable companies previously reported under T-Com, which reduced revenue by approximately EUR 0.3 billion.

The main growth and revenue drivers in the Group were, once again, the T-Mobile and T-Online divisions. Both divisions again increased their revenue figures by a clear double-digit percentage, both in comparison with the previous quarter and the first nine months of the previous year. The factors responsible for this development at T-Mobile were the considerable growth of the customer base, especially fixed-term contract subscribers, and the increase in average revenue per user (ARPU). The positive development of revenue at T-Mobile was offset in part by negative foreign currency translation effects totaling EUR 1.4 billion in the first nine months of this year. The revenue growth at T-Online is also a result of continued high customer growth, combined with greater levels of usage and increased time online. Despite the difficult general economic situation, T-Systems increased its revenue in the third quarter of 2003 slightly, both quarter-on-quarter and year-on-year. Revenue at the end of September 2003 was higher than in both comparative periods. The increase in revenue was mainly generated by the Telecommunication Services unit, whereas revenue in the IT Services unit, which has developed positively over all quarters of the current financial year, did not manage to reach the same levels as in the comparative periods. Revenue development at T-Com was influenced by economic, regulatory, and competitive factors which led to a decrease in revenue, both in the third quarter of 2003 and the first nine months of the year. The dynamic trend towards more advanced products such as T-DSL had a positive impact on revenue development. Lower call revenues partly as a result of the introduction of call-by-call and carrier preselection in the local network and the associated losses of market share were almost offset by increases in access revenues, mainly generated by combined price and volume effects.

	Third quarter of 2003					First three quarters of 2003
	Q1 2003 millions of €	Q2 2003 millions of €	Q3 2003 millions of €	Q3 2002 millions of €	Change %	Q1-Q3 2003 millions of €	Q1-Q3 2002 millions of €	Change %	FY 2002 millions of €
Net revenue	13,618	13,593	14,077	13,423	4.9	41,288	39,177	5.4	53,689
T-Com1,2)	7,490	7,153	7,104	7,490	(5.2)	21,747	22,532	(3.5)	30,559
T-Mobile2)	5,310	5,557	5,920	5,105	16.0	16,787	14,245	17.8	19,735
T-Systems1,2)	2,560	2,567	2,617	2,588	1.1	7,744	7,667	1.0	10,489
T-Online1,2,3)	445	449	453	383	18.3	1,347	1,121	20.2	1,584
Group Headquarters & Shared Services,2)	1,093	1,071	1,056	1,250	(15.5)	3,220	3,173	1.5	4,411
Intersegment revenue4)	(3,280)	(3,204)	(3,073)	(3,393)	9.4	(9,557)	(9,561)	n.a.	(13,089)

1)	Total revenue under the new structure (see "Reconciliation to new structures" for explanation).
2)	Total revenue (including revenue between divisions).
3)	Figures are calculated in accordance with the provisions of German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under the IFRSs.
4)	Elimination of revenue between divisions.

First three quarters of 2003

Business developments

The contribution of the divisions to net revenue (after consolidation of revenue between the divisions) is presented below:

Contribution of the divisions to net revenue (after consolidation of revenue between the divisions)

	Q1-Q3 2003 millions of €	Proportion of net revenue of the Group %	Q1-Q3 2002 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	FY 2002 millions of €
Net revenue	41,288	100.0	39,177	100.0	2,111	5.4	53,689
T-Com1)	18,716	45.3	19,707	50.3	(991)	(5.0)	26,491
T-Mobile1)	15,871	38.5	13,150	33.6	2,721	20.7	18,339
T-Systems1)	5,267	12.8	5,076	13.0	191	3.8	6,895
T-Online1,2)	1,209	2.9	987	2.5	222	22.5	1,391
Group Headquarters & Shared Services	225	0.5	257	0.6	(32)	(12.5)	573

1)	Net revenue under the new structure (see "Reconciliation to new structures" for explanation).
2)	Figures are calculated in accordance with the provisions of German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under the IFRSs.

Revenue generated outside Germany

The continued strong growth in revenue at T-Mobile further eroded T-Com's position as the largest revenue contributor in the Group in the third quarter of 2003: T-Com generated 45.3 percent of the Group's net revenue in the first nine months of 2003 and T-Mobile's contribution has now reached 38.5 percent.

Revenue generated outside Germany increased in the third quarter of 2003 and the first nine months of 2003, despite continued negative currency translation effects from the conversion of revenue figures from USD and GBP. The proportion of revenue generated outside Germany was 37.8 percent in the first nine months of 2003, compared with 33.6 percent in the same period last year.

This increase is attributable in particular to the continued strong growth in revenue at T-Mobile USA, which was again the top revenue driver, as in the first two quarters of 2003. The consolidation of T-Mobile Netherlands for the first time also had a positive impact on revenue generated outside Germany.

	Third quarter of 2003					First three quarters of 2003
	Q1 2003 millions of €	Q2 2003 millions of €	Q3 2003 millions of €	Q3 2002 millions of €	Change %	Q1-Q3 2003 millions of €	Q1-Q3 2002 millions of €	Change %	FY 2002 millions of €
Group revenue	13,618	13,593	14.,077	13,423	4.9	41,288	39,177	5.4	53,689
Domestic	8,506	8,630	8,553	8,799	(2.8)	25,689	26,000	(1.2)	35,288
International	5,112	4,963	5,524	4,624	19.5	15,599	13,177	18.4	18,401
Proportion international (%)	37.5	36.5	39.2	34.4	37,8	33.6		34.3
of which: European Union (excluding Germany)	2,044	1,797	2,045	1,726	18.5	5,886	4,849	21.4	6,836
of which: Rest of Europe	1,261	1,242	1,291	1,311	(1.5)	3,794	3,743	1.4	5,067
of which: North America	1,715	1,815	2,050	1,475	39.0	5,580	4,352	28.2	6,166
of which: Other	92	109	138	112	23.2	339	233	45.5	332

First three quarters of 2003

Business developments

Net income/loss

In the first nine months of 2003, Deutsche Telekom's net income improved by EUR 26.1 billion year-on-year to EUR 1.6 billion. This increase is mainly due to the boost in results from ordinary business activities, which benefited from the non-recurrence of negative special factors totaling EUR 22.3 billion following last year's strategic review. Furthermore, the increase in results from ordinary business activities clearly reflects the progress made in increasing the Group's operational earnings.

Results from ordinary business activities

	Third quarter of 2003					First three quarters of 2003
	Q1 2003 millions of €	Q2 2003 millions of €	Q3 2003 millions of €	Q3 20024) millions of €	Change %	Q1-Q3 2003 millions of €	Q1-Q3 2002[4] millions of €	Change %	FY 20024) millions of €
Results from ordinary business activities	494	598	691	(23,321)	n.a.	1,783	(26,668)	n.a.	(27,150)
T-Com1,3)	1,418	859	1,211	1,078	12.3	3,488	2,750	26.8	3,604
T-Mobile1,3)	(77)	475	239	(21,985)	n.a.	637	(23,528)	n.a.	(23,754)
T-Systems1,3)	(18)	(71)	10	(1,111)	n.a.	79	(1,651)	95.2	(1,990)
T-Online1,2,3)	2	21	103	(274)	n.a.	126	(423)	n.a.	(471)
Group Headquarters & Shared Services1,3)	(826)	(626)	(878)	(1,201)	26.9	(2,330)	(3,932)	40.7	(4,690)
Reconcilation1,3)	(5)	(60)	6	172	(96.5)	(59)	116	n.a.	151

1)	Results from ordinary business activities under the new structure (see "Reconciliation to new structures").
2)	Figures are calculated in accordance with the provisions of German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under the IFRSs.
3)	Results from ordinary business activities at division level.
4)	Difference compared with the amount reported in the previous year, due to the change to cost-of-sales accounting.

Deutsche Telekom's results from ordinary business activities improved significantly both in the third quarter of 2003 and the first nine months of 2003 in comparison with the respective prior-year periods. The year-on-year increase in the third quarter was approximately EUR 24.0 billion, and EUR 28.5 billion in a year-on-year comparison of the first nine months. Results in the third quarter of 2002 were impacted by goodwill and license write-downs as a consequence of the strategic review, predominantly at Deutsche Telekom's mobile communications companies. Operationally, the improvement in results from ordinary business activities is also attributable to revenue growth and improved efficiency. Positive developments were also recorded in other operating income and net financial income/expense. Other operating income increased as a result of the disposal of non-core activities. Net financial expense was reduced in particular by the non-recurrence of write-downs of financial assets recognized last year.

EBITDA

The double-digit improvement in Group EBITDA reported in the first half of this year continued almost to the same extent in the third quarter of 2003. EBITDA in the third quarter of 2003 amounted to EUR 4.7 billion; this represents a year-on-year increase of EUR 0.9 billion or 22.5 percent. In the first nine months of 2003, Group EBITDA increased by 25.6 percent, or EUR 2.9 billion, to EUR 14.3 billion. All divisions, as well as Group Headquarters & Shared Services, contributed to the improvement in nine-month EBITDA in 2003. EBITDA at T-Com in the third quarter of 2003 remained at the same level as last year, despite the deconsolidation of the cable business, while the other three divisions and Group Headquarters & Shared Services recorded increases in EBITDA, some of which were considerable, compared with the prior-year period.

First three quarters of 2003

Business developments

Special factors

Special factors had a net positive impact of EUR 512 million on EBITDA in the first nine months of 2003. The main contributors to this net total were income from the disposal of non-core financial assets and the offsetting effect of negative special factors, primarily the recognition of an additional minimum liability as a result of an adjustment in the discount rate. Special factors had reduced EBITDA by a net total of approximately EUR 0.6 billion in the first nine months of 2002. In the third quarter of 2003, negative impacts on results, mainly from accruals for staff reduction measures (Vivento3)) were partly offset by proceeds from the sale of the remaining cable companies. In total, this led to a negative net special factor which reduced EBITDA by EUR 28 million. Special factors resulting from the strategic review had reduced EBITDA in the third quarter of last year by EUR 0.4 billion.

Adjusted EBITDA

Adjusted to exclude these special factors, EBITDA in the third quarter of 2003 improved by EUR 0.5 billion, or 12.1 percent, to EUR 4.7 billion. The adjusted EBITDA margin increased accordingly to 33.5 percent compared with 31.3 percent in the third quarter of 2002. Once again, the greatest contribution to this increase came from T-Mobile, where adjusted EBITDA rose by EUR 0.5 billion. This development was mainly attributable to the continued high-quality growth in the customer base, particularly fixed-term contract subscribers, as well as to synergy effects and economies of scale. At T-Systems, the considerable progress achieved in the improvement of cost structures contributed to the increase in adjusted EBITDA year-on-year, both in a comparison of the third quarters and the first nine months. T-Com succeeded in increasing its adjusted EBITDA in a year-on-year comparison of the first nine months despite the decrease in revenue and improved its adjusted EBITDA margin from 33.8 percent to 35.8 percent. Building on the very good progress made in the first two quarters of 2003, adjusted EBITDA for the Group increased by EUR 1.8 billion to EUR 13.8 billion at the end of the third quarter of 2003. The EBITDA margin for the Group, which increased to 33.4 percent in the first nine months of this year, compared with 30.5 percent in the same period last year, is a reflection of the three most important indicators of Deutsche Telekom's operational success in the current financial year: revenue increases in the core areas of all divisions, the improvement in cost structures, and the successfully implemented measures to increase efficiency.

A detailed explanation of the special factors affecting EBITDA can be found under "Reconciliation of pro forma figures".

3)	The Personnel Service Agency (PSA), set up in 2002, was repositioned in the third quarter under the new name Vivento.

First three quarters of 2003

Business developments

	Third quarter of 2003					First three quarters of 2003
	Q1 2003 millions of €	Q2 2003 millions of €	Q3 2003 millions of €	Q3 2002 millions of €	Change %	Q1-Q3 2003 millions of €	Q1-Q3 2002 millions of €	Change %	FY 20023) millions of €
Adjusted EBITDA1)	4,476	4,598	4,711	4,203	12.1	13,785	11,960	15.3	16,314
T-Com2)	2,674	2,554	2,549	2,575	(1.0)	7,777	7,624	2.0	10,268
T-Mobile	1,514	1,743	1,748	1,291	35.4	5,005	3,850	30.0	5,038
T-Systems	286	337	393	324	21.3	1,016	833	22.0	1,151
T-Online4)	75	76	84	35	n.a.	235	23	n.a.	76	5)
Group Headquarters & Shared Services	(10)	(10)	15	(12)	n.a.	(5)	(183)	97.3	30
Reconciliation	(63)	(102)	(78)	(10)	n.a.	(243)	(187)	29.9	(249)	5)

1)	Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA and the adjusted EBITDA margin can be found under "Reconciliation of pro forma figures".
2)	Under the new structure (see "Reconciliation to new structures").
3)	For detailed information, please refer to Deutsche Telekom's 2002 Annual Report, page 110 et seq.
4)	Figures are calculated in accordance with the provisions of German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under the IFRSs.
5)	Adjusted to exclude the T-Motion book gain which was eliminated in the reconciliation as it was an intragroup transaction.

Free cash flow

Free cash flow4) before dividend payments amounted to EUR 7.4 billion in the first nine months of 2003, approximately EUR 2.7 billion higher than in the same period last year. This increase is mainly attributable to the increase in cash generated from operations and the reduction of approximately EUR 1.8 billion in investments in property, plant and equipment, and intangible assets.

	Q1-Q3 2003 millions of €	Q1-Q3 2002 millions of €	FY 2002 millions of €
Cash generated from operations	13,766	13,054	16,667
Interest received/(paid)	(2,722)	(2,915)	(4,204)
Net cash provided by operating activities1)	11,044	10,139	12,463
Cash outflows from investments in property, plant and equipment and intangible assets (excl. goodwill)	(3,651)	(5,475)	(7,625)
Free cash flow before payment of dividends1)	7,393	4,664	4,838

1)	For detailed information and calculations please see "Reconciliation of pro forma figures".

Net debt

Deutsche Telekom has achieved ahead of time – and even slightly exceeded – its net debt reduction target announced in November 2002. Compared with the end of the third quarter of 2002, net debt has decreased by a total of EUR 15.1 billion to EUR 49.2 billion. A reduction of almost EUR 12 billion has been achieved since the end of 2002. Following a reduction of EUR 8.1 billion in the first half of 2003, net debt was decreased by a further EUR 3.8 billion in the third quarter of 2003.

The reduction of net debt in the third quarter of 2003 was mainly a result of net cash provided by operating activities, exchange rate effects, and the sale of additional non-core activities, in particular real estate. The main factors contributing to the decrease in net debt in the first half of 2003, besides

4)	The reconciliation of the Group's free cash flow is based on the amounts reported in the consolidated statement of cash flows prepared in accordance with IAS 7 and DRS 2.

First three quarters of 2003

Business developments

the positive cash flows, were inflows from the sale of shareholdings (in particular income from the sale of the remaining cable companies amounting to around EUR 1.7 billion and from the sale of interests in the Russian company MTS totaling approximately EUR 0.5 billion), the sale of real estate (approximately EUR 0.3 billion), and exchange rate effects.

	Sept. 30, 2003 millions of €	June 30, 2003 millions of €	Change Sept. 30, 2003/ June 30, 2003 millions of €	March 31, 2003 millions of €	Dec. 31, 2002 millions of €	Change Sept. 30, 2003/ Dec. 31, 2002 millions of €	Sept. 30, 2002 millions of €1)	June. 30, 2002 millions of €1)
Bonds and debentures	55,223	56,776	(1,553)	57,964	56,752	(1,529)	58,852	59,210
Liabilities to banks	4,357	4,472	(115)	4,852	6,292	(1,935)	7,692	7,700
Debt (in accordance with consolidated balance sheet)	59,580	61,248	(1,668)	62,816	63,044	(3,464)	66,544	66,910
Liabilities to non-banks from loan notes	803	808	(5)	818	842	(39)	613	651
Liabilities miscellaneous other	275	268	7	496	248	27	159	296
Gross debt2)	60,658	62,324	(1,666)	64,130	64,134	(3,476)	67,316	67,857
Liquid assets	10,688	8,526	2,162	6,932	1,905	8,783	1,867	1,806
Other investments in marketable securities	141	115	26	251	413	(272)	460	577
Other investments in noncurrent securities	87	40	47	115	238	(151)	291	570
Other assets	303	356	(53)	207	177	126	10	20
Discounts on loans (prepaid expenses and deferred charges)	283	278	5	332	295	(12)	377	355
Net debt2)	49,156	53,009	(3,853)	56,293	61,106	(11,950)	64,311	64,529

1)	The prior-year comparatives as of September 30, 2002, and June 30, 2002, have been adjusted in line with the redefinition of net debt.
2)	For detailed information and calculations please see "Reconciliation of pro forma figures".

First three quarters of 2003

Business developments

Reconciliation to new structures.

Transition to the cost-of-sales method.

•	Deutsche Telekom published its consolidated statement of income in line with the internationally more common cost-of-sales method in the Group Report on the first quarter of 2003. Besides allocating operational expenses to functional areas, this also involved including other taxes in the operating results, or results from ordinary business activities. The prior-year comparatives have been restated accordingly.

Agency business.

•	The internal accounting for and recording of transactions involving standard products that are sold and supported by T-Systems, but settled and billed by other divisions in the Group ("agency business"), were simplified. This new arrangement has led to higher net revenue being reported at T-Com in particular, and to a lesser extent at T-Mobile, while the net revenue reported by T-Systems has dropped. In such cases, too, T-Systems remains the sole face to the customer, and continues to receive a selling or agency commission for acquisition and support. These commissions increase the internal revenue of T-Systems. Overall, the new structure for recording the standard products business also substantially reduces the total revenue of T-Systems, while T-Com's total revenue is slightly higher, and that of T-Mobile remains unaffected. The amounts reported for the 2002 financial year were restated to aid comparability.

T-Com.

•	On May 28, 2003, Deutsche Telekom Medien GmbH (DeTeMedien) acquired all shares in t-info GmbH from T-Online International AG for around EUR 86 million. The shares were transferred with economic effect as of April 1, 2003.
•	Since January 1, 2003, the DeTeMedien subsidiary has been assigned to T-Com, and the current and historical figures reported for T-Com have been increased by the amounts reported for DeTeMedien.
•	The simplified internal accounting for agency business revenue since January 1, 2003 has also increased the revenue reported for the T-Com division. At the same time, T-Com's selling costs have risen by the same amount as aggregate revenue, thus offsetting the effects on EBITDA. Prior-year comparatives have been adjusted accordingly. All amounts reported for T-Com for the 2002 financial year that have been affected by the reclassification of the agency business are restated to enable comparison.

T-Mobile.

•	The new internal accounting procedure introduced for the agency business increases the net revenue of the T-Mobile division, because the new arrangements provide for all revenue for standard products generated directly from customers to be allocated to this division's net revenue. At the same time, T-Mobile's internal revenue drops by the same amount, so that the effect on total revenue is zero. In the 2002 financial year, a negligible proportion of T-Mobile's net revenue was attributable to the standard products business.

T-Systems.

•	As the single point of contact for major corporate customers, T-Systems also provides sales and customer care services to such customers on behalf of the other divisions of the Deutsche Telekom Group, without becoming a party to the contract itself. Under the terms of the agency business, contracts are settled on behalf and on account of the division providing the product. In return, T-Systems receives a selling or agency commission for the services provided. In the past, the relevant revenue billed to external customers by Deutsche Telekom AG was originally passed through in full to T-Systems. In return, Deutsche Telekom AG received a credit from T-Systems in the amount of the related costs for goods and services purchased by Deutsche Telekom AG. In the 2002 financial year, this resulted in an increase in the amounts reported under total revenue and

First three quarters of 2003

Business developments

purchased goods and services. From 2003 onwards, T-Systems will only recognize its proportionate selling commissions as revenue. T-Systems' reported total revenue and net revenue for 2002 has therefore been adjusted to reflect this change. This change in accounting for the agency business will have no effect on T-Systems' absolute EBITDA.

T-Online.

•	As of January 1, 2003, T-Online International AG converted its consolidated financial reporting from German GAAP (HGB) to IFRSs (International Financial Reporting Standards, formerly known as IASs - International Accounting Standards) and has presented interim consolidated financial statements under IFRSs in its interim report. The move to IFRSs was prompted first by the need to ensure international comparability of financial reporting, and secondly by the requirements of Deutsche Börse for admission to its Prime Standard segment. In addition to German Accounting Standard No. 6 (DRS 6), the requirements of IAS 34 (Interim Financial Reporting) were therefore complied with for T-Online International AG's report for the first nine months of 2003. T-Online International AG applies the International Financial Reporting Standards and the Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). This is done on the basis of the requirements of IFRS 1 (First-Time Adoption of IFRSs) applicable to the opening balance sheet as of January 1, 2002 and to the 2002 financial year. In Deutsche Telekom AG's financial reporting, T-Online is presented as the T-Online division under German GAAP, and as a result, there may be differences between the presentation of T-Online International AG and the presentation of the T-Online division in those items where the IFRSs differ from German GAAP.
•	DeTeMedien was included in the T-Online division until December 31, 2002 and was transferred to the T-Com division effective January 1, 2003. The amounts originally reported for T-Online for the 2002 financial year have been restated accordingly to enable comparison. T-Online International AG transferred all shares in t-info GmbH to DeTeMedien with economic effect as of April 1, 2003.

Divisions

The T-Com division

	March 31, 2003 millions1)	June 30, 2003 millions1)	Sept. 30, 2003 millions	Change June 30, 2003/ Sept. 30, 2003%1)	Sept. 30, 2002 millions1)	Change Sept. 30, 2003/ Sept. 30, 2002%	Dec. 31, 2002 millions1)
Narrowband lines	56.0	55.8	55.6	(0.4)	56.0	(0.7)	56.2
Germany5)	49.2	49.1	48.8	(0.6)	49.2	(0.8)	49.3
Standard analog lines	28.2	28.0	27.6	(1.4)	28.9	(4.5)	28.6
ISDN channels	21.0	21.1	21.2	0.5	20.2	5.0	20.7
Eastern Europe	6.8	6.7	6.8	1.5	6.8	0.0	6.9
MATÁV3)	3.5	3.5	3.5	0.0	3.6	(2.8)	3.6
Slovenské Telekomunikácie (ST)	1.5	1.4	1.4	0.0	1.5	(6.7)	1.5
Hrvatske telekomunikacije (HT)	1.8	1.8	1.8	0.0	1.8	0.0	1.8
Broadband lines
Germany (T-DSL)4)	3.4	3.7	4.0	8.1	2.7	48.1	3.1
Eastern Europe (ADSL)	0.0	0.1	0.1	0.0	0.0	n.a.	0.0
Mobile communications subscribers
Westel	3.4	3.5	3.6	2.9	3.2	12.5	3.4
HT mobilne komunikacije	1.3	1.3	1.4	7.7	1.2	16.7	1.2

1)	Figures rounded to the nearest million. The total was calculated on the basis of precise figures.
2)	Telephone channels, including for internal use.
3)	Subscriber-line figures are recorded including MATÁV's subsidiary Maktel. The figures for the previous year have been adjusted accordingly.
4)	Contracts sold.

First three quarters of 2003

Business developments

T-Com:    Customer development and selected KPIs

The strong trend towards the upgrading of lines remained the main driver in the T-Com business in the third quarter as well. The number of T-DSL contracts sold in Germany rose in the third quarter of 2003 by another 300,000 to 4.0 million. Thus the strong growth which was already evident in the first half of 2003, around 48 percent over the corresponding prior-year figure, has continued. T-Com is one of the leading providers in the DSL market in Europe. Due to the expansion of the broadband business, ISDN growth slowed down again slightly, while the number of standard analog lines continued to decline. This is due not only to the migration of customers to higher-grade lines, but also to more intense competition and the substitution by mobile communications (especially in Eastern Europe).

In its successful efforts to develop the broadband market in Germany, the focus for T-Com has been on improving quality, continuing innovation, and expanding the product portfolio: W-LAN (wireless local area network), online shopping with T-Pay or security solutions with T-Telesec Personal Security Service are prominent examples. A higher bandwidth for heavy users and professionals (T-DSL 1,500), special offerings for online gamers (FastPath for T-DSL), and double upstream (384 kbits) round out the T-DSL portfolio and target the individual needs of different customer groups. T-DSL is ideally complemented by the W-LAN technology, which enables wireless surfing on the Internet via special access points. By eliminating the need to install or convert in-house cabling systems, T-Com has, with W-LAN, lowered the barrier that might prevent customers from entering the market. W-LAN lines are in great demand: In the first nine months of the current year, more W-LAN terminals were sold than in the whole of the previous year. Under the name T-DSL Business, T-Com offers its business customers asymmetrical and symmetrical variants for broadband Internet access at all T-DSL locations. Beginning in the fall, T-Com will offer small and medium-sized enterprises a further innovative and flexible solution for voice communication via the local data network (LAN). This future-oriented NetPhone solution is based on the Voice over IP technology.

To enhance profitability, T-Com raised its monthly charges for analog T-Net lines by EUR 1.94 to EUR 15.66, and for T-Net 100 lines by EUR 1.46 to EUR 18.45 as of September 1, 2003, as part of its price-cap measures. This price increase was T-Com's response to the European Commission's decision that it must narrow the alleged cost/price differential between line rentals charged to end-customers and subscriber lines offered as an upstream product. At the same time, the one-time installation charge was raised to EUR 59.95, and the line transfer charge is now EUR 29.94. The further reduction of the access deficit created leeway for lowering call charges, so that, in return, the prices for the City Standard rate were reduced by an average of 6.5 percent.

The vacation period and the record hot summer resulted in a general decline in the volume of call minutes in the fixed network in Germany quarter-on-quarter. Additional reductions in call minutes in the local network resulted from the introduction of call-by-call in April and carrier preselection in the local network in July 2003. T-Com lost around 15 percent market share in the local network by the end of the third quarter of 2003. To safeguard its market share, T-Com launched the additional innovative rate options "Aktiv Plus xxl" and "Call Time 120" on October 1, 2003. Only a few weeks after their introduction, some half a million customers had already decided to sign up for the new rates.

T-Com has had its own brand identity since August 1, 2003. Deutsche Telekom has taken this step to underscore the particular significance of its fixed-network business.

While the number of fixed-network lines in the Eastern European subsidiaries remained at prior-year levels, the number of subscribers registered with the mobile communications companies Westel and HT mobilne komunikacije developed very positively despite the competitive situation. At Slovenské Telekomunikácie (ST), the substitution of fixed-network services by mobile communications is still very noticeable, so that the number of fixed-network subscribers continues to decline slightly. To stabilize its market position, Hrvatske telekomunikacije (HT) introduced a new pricing model in August 2003 for the fixed network and launched an online content platform. HT and ST are taking

First three quarters of 2003

Business developments

the first steps towards opening up the broadband market. At MATÁV, the necessary work for the roll-out of the ADSL network is progressing as planned. At September 30, 2003, 73,000 customers in Hungary had an ADSL line compared with 27,000 year-on-year.

T-Com:    Development of operations

	Third quarter of 2003					First three quarters of 2003
	Q1 2003 millions of €	Q2 2003 millions of €	Q3 2003 millions of €	Q3 20024) millions of €	Change %	Q1-Q3 2003 millions of €	Q1-Q3 20024) millions of €	Change %	FY 20024) millions of €
Total revenue1)	7,490	7,153	7,104	7,490	(5.2)	21,747	22,532	(3.5)	30,559
Domestic	6,550	6,187	6,119	6,511	(6.0)	18,856	19,671	(4.1)	26,682
Eastern Europe	940	966	985	979	0.6	2,891	2,861	1.0	3,877
Results from ordinary business activities	1,418	859	1,211	1,078	12.3	3,488	2,750	26.8	3,604	5)
Financial income/ (expense), net	(132)	(118)	(67)	(120)	44.2	(317)	(763)	58.5	(866)
Depreciation and amortization	(1,318)	(1,282)	(1,265)	(1,385)	8.7	(3,865)	(4,081)	5.3	(5,539)
Other taxes	(10)	1	(5)	8	n.a.	(14)	(30)	(53.3)	(42)
EBITDA2)	2,878	2,258	2,548	2,575	(1.0)	7,684	7,624	0.8	10,051
Special factors affecting EBITDA2)	204	(296)	(1)	0	n.a.	(93)	0	n.a.	(217)
Adjusted EBITDA2)	2,674	2,554	2,549	2,575	(1.0)	7,777	7,624	2.0	10,268
of which domestic	2,237	2,154	2,086	2,109	(1.1)	6,477	6,306	2.7	8,471
of which international	437	400	463	466	(0.6)	1,300	1,318	(1.4)	1,797
Adjusted EBITDA margin (%)2)	35.7	35.7	35.9	34.4		35.8	33.8		33.6

Investments in property, plant and equipment and intangible assets6)	(317)	(451)	(517)	(708)	27.0	(1,285)	(2,428)	47.1	(3,180)

Number of employees3)	145,465	141,065	138,331	152,767	(9.4)	141,260	153,934	(8.0)	153,065

1)	Including DeTeMedien and agency business.
2)	Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA and the adjusted EBITDA margin can be found under "Reconciliation of pro forma figures".
3)	Average number of employees, including DeTeMedien.
4)	For detailed information and calculations, please see the 2002 Annual Report, "Reconciliation of pro forma figures".
5)	Difference compared with the amount reported in the previous year, due to the change to cost-of-sales accounting.
6)	Excluding goodwill and certain intragroup transfers.

T-Com:    Total revenue

In the third quarter of 2003, T-Com was again the main contributor to revenue in the Deutsche Telekom Group. Due to the impact of regulation and the weak economy, revenue in the first nine months (not including the revenue of the cable companies) was 1.8 percent lower than that of the corresponding period of 2002. Whereas, as expected, total revenue in Germany – above all in the local network – was affected by such factors as the introduction of call-by-call in April 2003 and carrier preselection in July 2003, the Eastern European subsidiaries increased their revenue in euros by 1.0 percent despite the negative effect of currency translation into euros. The slight decrease in total revenue of 0.7 percent quarter-on-quarter is attributable to the previously mentioned regulatory and competitive circumstances.

Within Germany, revenue developed differently in individual product segments of the T-Com division in the first nine months of 2003 along the same lines seen thus far in the course of 2003.

Revenue from domestic subscriber lines continued to increase in the third quarter of 2003 compared with the prior-year quarter. This revenue growth can be ascribed mainly to combined price and

First three quarters of 2003

Business developments

volume effects, but also to the increase in the price of subscriber lines at the beginning of September 2003. The continuing trend towards more advanced products such as T-ISDN and T-DSL made a positive contribution. Call revenue in the first nine months of the current financial year was significantly lower than in the corresponding prior-year period, due mainly to the rate adjustments necessitated by the price-cap regulation and the losses of market share driven by the level of competition and regulation.

In the carrier services business, however, revenue from interconnection services for calls and accesses decreased significantly. Call revenue from interconnection services dropped considerably due to continued direct interconnection between the networks of other carriers (elimination of transit services) and a shift in demand towards shorter links due to the expansion of competitors' networks (increased coverage). Online origination services developed very satisfactorily as a result of the growing broadband market. In data communications, the trend was negative in the first three quarters of 2003. The weak economy, which has caused a considerable decline in both the liquidity of small and medium-sized enterprises and their willingness to make capital investments, pushed down sales figures in all product areas within SME business. Revenue from terminal equipment was below the prior-year figure in the third quarter of 2003 once again as a result of low demand, pricing pressure, and the targeted streamlining of the product portfolio.

At the subsidiaries in Eastern Europe, the trends of strong growth in the mobile communications business accompanied by a decline in classical fixed-network business that had been observed in the preceding quarters remained in effect in the third quarter of 2003. Demand for online services and fixed-network broadband applications is also growing rapidly in Eastern Europe, albeit from a lower initial base. The revenue generated by MATÁV and HT in the first nine months of 2003 increased year-on-year, whereas the corresponding figure at ST decreased. As in the first two quarters of this year, currency parities once again had a negative impact on the translation of revenue at MATÁV and HT in the third quarter of 2003.

T-Com:    Results from ordinary business activities

With results from ordinary activities amounting to EUR 3.5 billion after the first nine months of 2003, the T-Com division made by far the biggest contribution to the net income of the Deutsche Telekom Group. Despite a decrease in revenue, T-Com improved the results from ordinary business activities by about 27 percent in the first nine months of 2003 compared with the prior-year period. This is mainly attributable to lower cost of sales and selling costs, optimized deployment of the means of production, demand-oriented investment controlling, and an improvement in the capital structure by reducing liabilities. The cost reductions are clearly a result of the efficiency enhancement measures introduced, such as the cutting of advertising and consulting expenses, the reduction of expenses for travel, catering, and maintenance, as well as improved accounts receivable management. Proceeds from the sale of cable companies also had a positive effect on the result for the year to date. The year-on-year comparison also shows a positive trend due to the fact that valuation adjustments for loans to subsidiaries of Kabel Deutschland GmbH amounting to approximately EUR 0.3 billion were charged against income in the previous year. Factors negatively affecting the results from ordinary business activities in the first nine months of 2003 were attributable to accruals for employee severance payments and additions to pension accruals occasioned by changes in discount rates. These effects decreased the results from ordinary business activities by a net total of EUR 93 million in the first three quarters of 2003.

T-Com:    EBITDA

T-Com's accumulated EBITDA after the first three quarters of 2003 increased one percent year-on-year as a result of cost-cutting measures and efficiency increases. This positive development was primarily due to considerable year-on-year decreases in costs of sales and selling costs. Overall, special factors decreased EBITDA by a net total of EUR 93 million in the first three quarters. The disposal of the cable companies generated positive effects, while accruals for employee severance

First three quarters of 2003

Business developments

payments for the domestic business and HT, additions to pension accruals occasioned by changes in the discount rate, and the transfer payments to Vivento in the first half of 2003 had a negative effect on the result, outweighing the effect of the earnings from the sale of the cable companies.

T-Com:    Adjusted EBITDA

In the first three quarters of 2003, adjusted EBITDA grew strongly by EUR 153 million year-on-year. Excluding the EBITDA of the cable companies, adjusted EBITDA increased by EUR 334 million, or 4.4 percent. Decreases in revenue as a result of intensifying competition and subdued demand were more than offset by successful cost management. This is reflected in a noticeable increase in the adjusted EBITDA margin to 35.8 percent after the first three quarters of 2003, from 33.8 percent in the prior-year period.

Thus far in 2003 T-Com has reduced its capital expenditure significantly by EUR 1,143 million compared with the prior-year period. Whereas the basic roll-out of the new SDH transmission path platform and the T-DSL platform necessitated capital expenditure last year, the investments required in the current year were largely customer-driven capital investments shortly after orders were placed. Moreover, expenditure was reduced in the T-DSL and T-ISDN areas through a substantial increase in the capacity utilization rates. The demand-oriented expansion of the subscriber-line network is the main factor driving capital expenditure. In Eastern Europe, work on the modernization and digitization of the fixed network was continued, mobile communications networks were expanded – driven by subscribers growth and by innovation – and investments were made in new IT systems. Due to the increase in EBITDA, the significant reduction in capital expenditure, and the improvement in working capital, T-Com is making an appreciably higher and the largest contribution to free cash flow within the Deutsch Telekom Group.

The number of employees at T-Com declined by a total of 11,547 from the end of 2002 to September 30, 2003. This development was mainly the result of the WIN 2003 program to optimize the processes and structures of T-Com in Germany. The decline affected 8,761 employees in Germany – including those staff members who changed employment when the cable companies were divested – and 2,786 employees in Eastern Europe. 7,711 staff members have been transferred to Vivento since November 2002.

First three quarters of 2003

Business development

The T-Mobile division.

	March 31, 2003 millions	June 30, 2003 millions	Sept. 30, 2003 millions	Change June 30, 2003/ Sept. 30, 2003%1)	Sept. 30, 2002 millions	Change Sept. 30, 2003/ Sept. 30, 2002%1)	Dec. 31, 2002 millions
Mobile communications subscribers
Total (T-Mobile International Holding GmbH)2,3)	55.1	56.5	57.7	2.1	51.2	12.7	53.9
of which: T-Mobile Deutschland	24.9	25.3	25.6	1.2	23.8	7.6	24.6
of which: T-Mobile USA4)	10.8	11.4	12.1	6.1	8.9	36.0	9.9
of which: T-Mobile UK5)	12.2	12.5	12.4	(0.8)	11.8	5.1	12.4
of which: T-Mobile Austria	2.0	2.0	2.0	n.a.	2.0	n.a.	2.0
of which: T-Mobile CZ (RadioMobil)	3.6	3.6	3.7	2.8	3.3	12.1	3.5
of which: T-Mobile Netherlands3) (Ben)	1.6	1.7	1.8	5.6	1.4	28.6	1.4

1)	Percentages calculated on the basis of figures shown.
2)	Renamed in T-Mobile International Holding GmbH.
3)	T-Mobile Netherlands fully consolidated since the fourth quarter of 2002, presented on a pro forma basis to facilitate comparison.
4)	Including Powertel, Inc.
5)	Including Virgin Mobile.
6)	Calculated and rounded on the basis of precise figures.

T-Mobile: Customer development and selected KPIs

The T-Mobile division continued to be successful in the implementation of its strategy of profitable growth in the third quarter of 2003. The total number of subscribers at the end of September 2003 was more than 12 percent higher than at the same time last year. It should also be taken into account that the number of subscribers in the UK was negatively affected by the streamlining of the prepay customer base in the past quarter to remove inactive customers. The number of subscribers in Europe at September 30, 2003 was approximately 8 percent higher than the prior-year figure. High expectations for subscriber growth, particularly in the United States, were also met in the third quarter with a year-on-year increase of approximately 36 percent. T-Mobile recorded a total of 3.8 million net additions in the first nine months of 2003, of which the United States alone accounted for 2.2 million. In the third quarter, the division was once again successful in its efforts to achieve its primary objective of increasing the percentage of fixed-term contract subscribers. 49 percent of all customers of the T-Mobile division had a fixed-term subscription contract at September 30, 2003, compared with 45 percent at September 30, 2002, and 48 percent at the end of the second quarter of 2003.

At 370,000, the number of new subscribers at T-Mobile Deutschland in the third quarter of 2003 remained at the same high level as in the previous quarter in spite of the already high penetration rate in the German market. This further underlined T-Mobile's position among the leading mobile communications providers in Germany. It should be noted in particular that more than 60 percent of this new customer growth was in the fixed-term contract subscriber business, in line with T-Mobile's strategy of attaching particular importance to this area. The monthly churn rate of 1.4 percent was kept constant at the level of the previous quarters. Monthly ARPU5) was EUR 25 in the third quarter of 2003, slightly lower than in the same period last year. In comparison with the figure of EUR 24 in the second quarter of 2003, however, a further increase was recorded, following on from the increase from the first to the second quarter of 2003.

First three quarters of 2003

Business development

T-Mobile USA increased its customer base by about 670,000 new subscribers to more than 12 million subscribers in the third quarter of 2003. The proportion of fixed-term contract subscribers in the entire customer base increased again and was at 89 percent at the end of the quarter. The churn rate rose slightly, as with other competitors, and was at 3.3 percent per month in the third quarter of 2003. Monthly ARPU5) measured in U.S. dollars remained constant compared with the previous quarter, at USD 50; in euros, it increased from EUR 44 to EUR 45.

T-Mobile UK streamlined its inactive prepay customer base in the third quarter of 2003 as planned. As a result, the total number of customers decreased slightly by 113,000 quarter-on-quarter. At the same time, however, approximately 123,000 new fixed-term contract subscribers were added in the third quarter alone. The number of fixed-term contract subscribers increased by 20 percent year-on-year to reach 2.5 million subscribers. As a result of the streamlining of the customer base, the total monthly churn rate increased to 4.2 percent quarter-on-quarter. With respect to fixed-term contract subscribers, the churn rate decreased from 2.4 percent in the second quarter of 2003 to 2.2 percent. Monthly ARPU5) increased quarter-on-quarter from GBP 21 to GBP 22. Stated in euros, this corresponds to an increase from EUR 29 to EUR 31. T-Mobile Austria's customer base remained more or less stable in the third quarter of 2003 at 2 million, the churn rate increased slightly to 1.7 percent per month. Monthly ARPU5) grew to EUR 32, an increase on the EUR 31 recorded both in the third quarter of 2002 and the second quarter of 2003.

T-Mobile CZ recorded approximately 84,000 new customers in the third quarter of 2003, including 48,000 fixed-term contract subscribers. T-Mobile CZ had a total of 3.7 million customers at September 30, 2003. Monthly ARPU5) increased compared with the second quarter of 2003 by EUR 1 to EUR 16. This was lower than the figure of EUR 17 achieved in the third quarter of 2002. The churn rate dropped sharply quarter-on-quarter from 1.1 to 0.9 percent.

Quarter-on-quarter, T-Mobile Netherlands added 150,000 new subscribers in the third quarter of 2003 and reduced the churn rate from 4.2 to 2.1 percent. Monthly ARPU5) was at EUR 38, slightly lower than the high level of EUR 39 in the previous quarter.

5)	Average revenue per user (ARPU) is used to measure the monthly revenue from services per customer. ARPU is calculated as follows: Revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue and monthly charges, divided by the average number of customers in the month. Revenue from services exclude the following revenue: revenue from terminal equipment, customer activation, and visitor roaming, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers.

First three quarters of 2003

Business development

T-Mobile: Development of operations

	Third quarter of 2003						First three quarters of 2003
	Q1 2003 millions of €	Q2 2003 millions of €		Q3 2003 millions of €	Q3 2002 millions of €	Change %	Q1-Q3 2003 millions of €		Q1-Q3 2002 millions of €	Change %	FY 20028) millions of €
Total revenue1)	5,310	5,557		5,920	5,105	16.0	16,787		14,245	17.8	19,735	4)
of which T-Mobile Deutschland	1,995	2,094		2,208	2,069	6.7	6,297		5,790	8.8	7,801
of which: T-Mobile USA	1,682	1,767		1,974	1,565	26.1	5,423		4,361	24.4	6,138
of which: T-Mobile UK	1,036	1,060		1,090	1,054	3.4	3,186		2,903	9.7	3,997
of which: T-Mobile Austria	273	259		277	257	7.8	809		754	7.3	1,034
of which: T-Mobile CZ (RadioMobil)	180	189		195	186	4.8	564		511	10.4	705
of which: T-Mobile Netherlands (Ben)	182	219		225	n.a.	n.a.	626		n.a.	n.a.	162	4)
Results from ordinary business activities	(77)	475		239	(21,985)	n.a.	637		(23,528)	n.a.	(23,754)
Financial income (expense), net	(302)	(290)		(189)	(508)	62.8	(781)		(1,108)	29.5	(1,432)
Depreciation and amortization	(1,264)	(1,295)		(1,298)	(22,753)	94.3	(3,857)		(26,212)	85.3	(27,285)
Other taxes	(25)	(28)		(22)	(15)	(46.7)	(75)		(58)	(29.3)	(75)
EBITDA2)	1,514	2,088		1,748	1,291	35.4	5,350		3,850	39.0	5,038
Special factors affecting EBITDA2)	0	345	5)	0	0	n.a.	345	5)	0	n.a.	0
Adjusted EBITDA2)	1,514	1,743		1,748	1,291	35.4	5,005		3,850	30.0	5,038
Adjusted EBITDA margin (%)2)	28.5	31.4		29.5	25.3		29.8		27.0		25.5
Investments in property, plant and equipment and intangible assets7)	(434)	(556)		(658)	(753)	12.6	(1,648)		(2,014)	18.2	(3,484)
Number of employees3)	41,626	40,986		41,708	38,937	7.1	41,440		38,283	8.2	38,943

The T-Mobile division combines all the activities of T-Mobile International Holding GmbH, primarily T-Mobile Deutschland GmbH, T-Mobile (UK) Ltd., T-Mobile USA Inc., Powertel Inc., T-Mobile Czech Republic a.s., T-Mobile Austria GmbH, T-Mobile Netherlands B.V., as well as minority shareholdings in Russia (MTS), and Poland (PTC).
1)	These amounts relate to the companies' respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at division level.
2)	Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA and the adjusted EBITDA margin can be found under "Reconciliation of pro forma figures".
3)	Average number of employees.
4)	T-Mobile Netherlands 2002 figures include three months only.
5)	Sale of MTS shares (EUR 352 million) and adjustment of the discount rate applied to pension accruals (EUR -7 million); for detailed information and calculations of the discount rate, please see the 2002 Annual Report, "Reconciliation of pro forma figures".
6)	Difference compared with the amount reported in the previous year, due to the change to cost-of-sales accounting.
7)	For detailed information and calculations, please see the 2002 Annual Report, "Reconciliation of pro forma figures".

T-Mobile: Total revenue

In the third quarter of 2003, all T-Mobile companies again increased revenue compared with both the previous quarter and the same period last year. The revenue growth rate of around 18 percent after the first nine months remained almost unchanged at the high level of the first half of the year. T-Mobile Netherlands had a positive effect on revenue in the quarter under review since the company was consolidated for the first time in the fourth quarter of 2002. Excluding T-Mobile Netherlands, total revenue in the first nine months of 2003 was approximately 13 percent higher than in the same period last year. The continued high growth in the numbers of subscribers was once more the decisive factor in the revenue development at T-Mobile Deutschland and the revenue improvement at T-Mobile USA. Measured in local currency, revenue at T-Mobile USA increased by more than 45

First three quarters of 2003

Business development

percent in the third quarter compared with the same period last year, although currency translation adjustments continued to reduce the level of revenue when translated into euros. The increase in revenue at T-Mobile UK compared with the same period last year is largely attributable to higher monthly ARPU and an increase of around 20 percent in the number of fixed-term contract subscribers. Currency translation adjustments also countered this development. Measured in local currency, revenue increased by around 14 percent in the UK compared with the third quarter of 2002. Overall positive subscriber growth also generated revenue increases at the subsidiaries T-Mobile Austria, T-Mobile CZ, and T-Mobile Netherlands.

T-Mobile: Results from ordinary business activities

At EUR 239 million, results from ordinary business activities were once more clearly positive in the quarter under review. In addition to the good development, lower amortization of goodwill and licenses significantly improved the year-on-year comparison. Economies of scale and increases in efficiency were the main factors driving the clear improvement in earnings in the T-Mobile division in the third quarter of 2003. This improvement is attributable to the lower cost of sales ratio, even after elimination of the high level of depreciation, amortization and write-downs in the third quarter of 2002, and in the lower proportion of general and administrative costs.

T-Mobile: EBITDA, adjusted EBITDA

Adjusted EBITDA of the T-Mobile division in the third quarter of 2003 increased by more than 35 percent compared with the third quarter of the previous year. The growth rate in the past quarter thus exceeded the already substantial increase in adjusted EBITDA in the second quarter of 2003 year-on-year, reflecting the marked progress in operational performance in the division. Whereas EBITDA in the T-Mobile division was improved by special factors amounting to a net total of EUR 345 million in the second quarter of 2003 as well as positive operational effects, no special factors were recorded in the third quarter of 2003, meaning that EBITDA and adjusted EBITDA were the same for this period. At 29.5 percent, the EBITDA margin in the third quarter of 2003 was 4.2 percentage points higher than in the corresponding prior-year period. The continuously high EBITDA margin in the current financial year is a result of the qualitative growth in new subscribers, particularly fixed-term contract subscribers, and of economies of scale and synergy effects. In the third quarter of 2003, T-Mobile Deutschland once again contributed the largest share to EBITDA with EUR 953 million. Its EBITDA thus increased by more than 11 percent year-on-year, resulting in an EBITDA margin of 43.2 percent. T-Mobile USA generated EBITDA of EUR 429 million, thereby more than tripling its EBITDA margin compared with the same period last year to 21.7 percent. In the third quarter T-Mobile UK also clearly increased its EBITDA by 15 percent year-on-year to EUR 260 million; expressed in local currency, the EBITDA increase was 26 percent. In addition, the subsidiaries in Austria, the Czech Republic, and the Netherlands contributed to EBITDA with EUR 80 million, EUR 88 million, and EUR 9 million, respectively.

The average number of employees in the T-Mobile division in the third quarter of 2003 increased year-on-year and quarter-on-quarter as a consequence of T-Mobile's further business expansion and, in comparison with the development over the course of the current financial year, it is now back at the level of the first quarter.

First three quarters of 2003

Business developments

The T-Systems division.

	March 31, 20031)	June 30, 20031)	Sept. 30, 20031)	Sept. 30, 20021)	Change Sept. 30, 2003/ Sept. 30, 2002%4)	Dec. 31, 20021)
Systems Integration
Hours billed (millions)	2.9	5.7	8.5	8.5	0.7	11.3
Utilization rate (%)2)	67.0	66.5	67.3	64.6		65.2
Computing Services
Capacity of processors (MIPS)3)	95,406	98,095	107,064	91,381	17.2	92,968
Number of servers managed and serviced	27,805	28,279	28,304	27,858	1.6	27,409
Mainframe utilization (%)	95.0	95.0	95.0	95.0		95.0
Desktop Services
Number of workstations managed and serviced (millions)	1.4	1.4	1.3	1.2	6.7	1.2
Proportion of support activities, Germany (%)	61.1	61.5	63.6	57.6		58.1
Proportion of retail, Germany (%)	38.9	38.5	36.4	42.4		41.9

1)	Calculated and rounded on the basis of the figures shown.
2)	Ratio of average number of hours billed to maximum possible hours billed per period.
3)	Million instructions per second.
4)	Calculated and rounded on the basis of precise figures.

T-Systems:     Selected KPIs

The measures to enhance efficiency instituted by T-Systems at the beginning of the year and the implementation of the strategic "Fokus & Execution" program remained a high priority in the third quarter. In view of the strategic reorientation, it is encouraging to note that, on top of the major projects which were generated in the second quarter of 2003, additional large orders were successfully acquired in the third quarter, all of which fulfill several strategic criteria: Customers are from the segments which have been defined as the most important target sectors, the projects fit the definition of large orders, and all the orders qualify as outsourcing packages. Nevertheless, the third quarter of 2003 was marked by the ongoing difficult market and competitive situation. The scale of the operational business activities on the whole remained, as in the previous quarters of the current business year, at a lower level than in the same period of the previous financial year.

The subdued development of the three areas making up T-Systems' IT unit– Computing Services (CS), Systems Integration (SI) and Desktop Services (DS) – throughout the first three quarters of 2003 is a reflection of the prevailing negative economic conditions and the growing competitive pressure within the industry. Various key performance indicators for business operations point to a positive trend, however. The share of services in the desktop business in Germany, for instance, was significantly higher in the third quarter of 2003, both in comparison to the prior-year quarter and the second quarter of 2003. This underscores the T-Systems division's development into a provider of high-quality services and its successful efforts to boost customer retention, which has been made a top priority in the program to focus business. The continuous rise in the capacity of the computing centers in the CS segment illustrates the pleasing development of demand for major outsourcing projects at T-Systems. A prime example of this in the CS business is one of the biggest moves of a computing center ever undertaken anywhere in the world. T-Systems has initiated one of the most important projects aimed at cutting costs by moving the entire mainframe computing center from Bamberg to Magdeburg. The computing center utilization in the SI business as of September 30, 2003 considerably exceeded the

First three quarters of 2003

Business developments

figures for the corresponding period until the end of September 2002 and also surpassed the comparable figures for the previous quarter.

In the Telecommunications unit, the gradual trend of improving business that has been evident since the beginning of the year was confirmed again in the third quarter of 2003. In the International Carrier Sales and Service business, T-Systems' hubbing initiative, which was launched at the beginning of the year, helped improve the preconditions for technical interconnection; this led to an increase in traffic volumes from surplus capacities of other carriers. In both its national and international Network Services activities, the T-Systems division has achieved a leap forward in technology thanks to the widespread introduction of MPLS – Multi Protocol Label Switching – which enables the company to deliver a higher level of service quality to its customers. The generation of the outsourcing contracts won in the second and third quarters of 2003 is also due to this improved quality of performance.

T-Systems:    Development of operations

	Third quarter of 2003					First three quarters of 2003
	Q1 2003 millions of €	Q2 2003 millions of €	Q3 2003 millions of €	Q3 20023) millions of €	Change %	Q1-Q3 2003 millions of €	Q1-Q3 20023) millions of €	Change %	FY 20023) millions of €
Total revenue	2,560	2,567	2,617	2,588	1.1	7,744	7,667	1.0	10,489
Results from ordinary business activities4)	(18)	(71)	10	(1,111)	100.9	(79)	(1,651)	95.2	(1,990)
Financial income (expense), net	(18)	(6)	(5)	(47)	89.4	(29)	(82)	64.6	(118)
Depreciation and amortization	(367)	(380)	(373)	(1,006)	62.9	(1,120)	(2,016)	44.4	(2,616)
Other taxes	(1)	(4)	(1)	(2)	50.0	(6)	(6)	n.a.	(9)
EBITDA1)	368	319	389	(56)	n.a.	1,076	453	137.5	753
Special factors affecting EBITDA1)	82	(18)	(4)	(380)	98.9	60	(380)	115.8	(398)
Adjusted EBITDA1)	286	337	393	324	21.3	1,016	833	22.0	1,151
Adjusted EBITDA margin (%)1)	11.2	13.1	15.0	12.5		13.1	10.9		11.0
Investments in property, plant and equipment and intangible assets (excluding goodwill)	(124)	(136)	(155)	(203)	23.6	(415)	(565)	26.5	(811)
Number of employees2)	43,327	42,305	41,706	43,513	(4.2)	42,446	43,473	(2.4)	43,482

1)	Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA and the adjusted EBITDA margin can be found under "Reconciliation of pro forma figures".
2)	Average number of employees.
3)	For detailed information and calculations, please see the 2002 Annual Report, "Reconciliation of pro forma figures".
4)	Difference compared with the amount reported in the previous year, due to the change to cost-of-sales accounting.

T-Systems:    Total revenue

In spite of the sluggish market, the total revenue of the T-Systems division in the third quarter of 2003 increased again slightly, both quarter-on-quarter and year-on-year. This increase is due to the 7 percent improvement in revenue of the Telecommunications unit in the first three quarters of 2003 compared with the same period last year, while total revenue for the IT unit in the first three quarters decreased by 4 percent year-on-year. A further encouraging aspect is that the SI business, with only a 5 percent drop in revenue thus far in 2003 compared with the same period last year, performed considerably better than the SI market as a whole, which saw revenue drop by between 8 and 9 percent. Revenue in the DS business in the first three quarters this year was 9 percent lower than in the corresponding prior-year period. The CS service line, on the other hand, was able to maintain its revenue at almost the same level as in the first three quarters of 2002.

First three quarters of 2003

Business developments

T-Systems:    Results from ordinary business activities

It is very encouraging that T-Systems posted a positive result from ordinary business activities for the first time in the third quarter of 2003. Considering the still generally weak revenue growth, this development affirms the fact that the efficiency enhancement programs initiated at the beginning of the year are beginning to bear fruit. The results from ordinary business activities in the first three quarters of 2003 compared with the same period last year also reflect a significant improvement in the financial position, even after elimination of the overall impact of special factors in the first three quarters of 2003, which raised the result, and special factors in the same period of the previous year, which pushed down the result.

T-Systems:    EBITDA

The continued improvement in EBITDA in the third quarter was primarily a result of the broad, ongoing decline in operational costs, particularly selling costs and other operating expenses. In both the third quarter and the first nine months of 2003, these costs and expenses decreased by a double-digit figure compared with the respective periods of the previous year. As in the previous quarter, general and administrative costs and cost of sales in the third quarter of 2003 were once again lower than the corresponding figures for the prior year. Valuation adjustments of EUR 0.5 billion for the net carrying amounts of investments led to negative EBITDA in the third quarter of 2002, which has caused EBITDA for the third quarter of 2003 to appear in an even more favorable light in comparison with the previous year.

T-Systems:    Adjusted EBITDA

The continuous improvement in operational cost structures is very apparent at the level of the adjusted EBITDA: Each and every quarter in the 2003 financial year has produced a quarter-on-quarter increase. Most of the EBITDA improvement achieved in the first three quarters of 2003 was generated in the Telecommunications unit. Along with cost savings, internal synergies from the introduction of MPLS technology have had a positive impact. Also, despite the difficult market environment, EBITDA generated in the Desktop Services and Computing Services business in the third quarter and first nine months of 2003 were both higher than for the corresponding periods of the preceding year thanks to rigorous cost management. The revenue reductions in the SI business as a result of intense price pressure were not fully offset by productivity gains and cost reductions in the short term.

T-Systems had a total of 41,566 employees at the end of September 2003, 1,726 fewer than at the end of 2002. This is mainly due to the reassignment of T-Systems Deutsche Telekom Training GmbH to Group Headquarters & Shared Services, along with the staff cuts resulting from the sale of Telecash, SIRIS, Multilink and Soleri Iberica. The first-time consolidation of Detecon Consulting España had the opposite effect. Personnel reductions which took effect this year resulted in an almost 10 percent decline in personnel costs.

First three quarters of 2003

Business developments

The T-Online division

	March 31, 2003 millions	June 30, 2003 millions	Sept. 30, 2003 millions	Change June 30, 2003/ Sept. 30, 2003%1)	Sept. 30, 2002 millions	Change Sept. 30, 2003/ Sept. 30, 2002%1)	Dec. 31, 2002 millions
T-Online subscribers	12.47	12.67	12.90	1.82	11.85	8.86	12.24
T-Online (Germany)	10.16	10.35	10.57	2.13	9.68	9.19	9.96
Rest of Europe	2.31	2.32	2.33	0.43	2.17	7.37	2.28
DSL subscribers in total	3.05	3.22	3.43	6.52	2.48	38.31	2.80

1)   Percentages calculated on the basis of figures shown.

T-Online: Customer development and selected KPIs

As of September 30, 2003, 12.9 million subscribers had opted for T-Online as their Internet access provider. This corresponds to an increase on the previous year of over one million new subscribers. This dynamic growth is primarily based on T-Online's extensive, customized range of broadband products. Year-on-year, more than 950,000 new subscribers had chosen a T-DSL access by the end of the third quarter. With more than 200,000 new broadband subscribers added in the third quarter, T-Online exceeded by far the 170,000 new additions recorded in this area in the second quarter.

Of the 10.57 million subscribers in Germany at September 30, 2003, 3.21 million surf the Internet using a broadband access. This means that, in the quarter under review, 30 percent of the total customer base were broadband subscribers. The very high level of demand for the T-DSL flat rate continued in the third quarter: With a T-DSL flat rate subscriber base of approximately 1.9 million, user figures increased by around 28 percent over September 30, 2002. An increase of 68,000 subscribers in the third quarter of 2003 was recorded for the volume-based T-DSL rates introduced in the fall of last year. By September 30, 2003, a total of 245,000 subscribers had signed up for a volume rate plan. This number represents an increase of 38 percent compared with the second quarter of 2003. Narrowband business, on the other hand, continued the trend of a slowdown in the strong growth of the last few years in the third quarter of 2003. In other European countries, too, broadband access is the driving force of growth for the subsidiaries combined under "Rest of Europe": At September 30, 2003, there were around 220,000 broadband subscribers in the "Rest of Europe" segment, compared with around 120,000 at the end of the same period last year. The French subsidiary Club Internet and the Spanish subsidiary Ya.com again experienced especially strong growth: Club Internet increased its base of ADSL subscribers by around 80 percent compared with the same period last year. Ya.com's customer base increased by more than 110 percent in the first nine months of 2003 compared with the period ending September 30, 2002.

The continuous addition of appealing new content, services, and shopping offers, as well as the new content and graphic design of the homepage www.t-online.de, contributed to the fact that T-Online reached 53.7 percent of German Internet users and a unique audience of 15 million in the third quarter of 2003 (Source: Nielsen NetRatings, third quarter of 2003). Given the growing customer willingness to pay for content and services, T-Online's paid content product offering was further expanded. With "onSport Insider", T-Online has been offering matches from the German Soccer League (Bundesliga) as part of the video-on-demand service since the start of the 2003/2004 Bundesliga season. Another new service launched in the third quarter of 2003 was the www.musicload.de portal, from which users can download music from a wide selection offered by major labels such as Sony Music, BMG, EMI, Warner, Kontor, and EDEL. The total range of products based on broadband technology will become considerably more relevant in the next few years. T-Online has also positioned itself in the access business with its offer of Internet access via wireless local area networks (W-LANs) in specific public places.

First three quarters of 2003

Business developments

T-Online: Development of operations

	Third quarter of 2003						First three quarters of 2003
	Q1 2003 millions of €	Q2 2003 millions of €		Q3 2003 millions of €	Q3 2002 millions of €	Change %	Q1-Q3 2003 millions of €		Q1-Q3 2002 millions of €		Change %	FY 2002 millions of €
Total revenue	445	449		453	383	18.3	1,347		1,121		20.2	1,584
Germany	405	408		411	345	19.1	1,224		1,021		19.9	1,444
Rest of Europe	40	41		42	38	10.5	123		100		23.0	140
Results from ordinary business activities3)	2	21		103	(274)	n.a.	126		(423)		n.a.	(471)
Financial income (expense), net	29	25		123	(203)	n.a.	177		(157)		n.a.	(137)
Depreciation and amortization	(102)	(105)		(104)	(106)	1.9	(311)		(314)		1.0	(435)
Other taxes	0	0		0	0	n.a.	0		(2)		n.a.	(2)
EBITDA1)	75	101		84	35	140.0	260		50		n.a.	103
Special factors affecting EBITDA1)	0	25	5)	0	0	0.0	25	6)	27	4)	(7.4)	27	4)
Adjusted EBITDA1)	75	76		84	35	140.0	235		23		n.a.	76
Adjusted EBITDA margin (%)1)	16.9	16.9		18.5	9.1		17.4		2.1			4.8

Investments in property, plant and equipment and intangible assets (excluding goodwill)	(8)	(10)		(18)	(27)	33.3	(36)		(64)		43.8	(101)

Number of employees2)	2,633	2,655		2,646	2,577	2.7	2,644		2,508		5.4	2,536

Figures are calculated in accordance with the provisions of German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under the IFRSs.

1)	Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA and the adjusted EBITDA margin can be found under "Reconciliation of pro forma figures".
2)	Average number of employees, excluding DeTeMedien.
3)	Difference compared with the amount reported in the previous year, due to the change to cost-of-sales accounting.
4)	T-Motion book gain.
5)	t-info book gain minus recognition of additional minimum liability (AML).

First three quarters of 2003

Business developments

T-Online: Total revenue

Total revenue of the T-Online division in the third quarter of 2003 was once again considerably higher than in both the same period last year and the second quarter of 2003. This is mainly due to the growing customer base, particularly in the higher-value broadband business which generates more revenue per customer, but also the increasing demand for content and services. Increased utilization of news, e-mail, and chat forums has led to users spending more time online, which contributed to an increase in revenue. This can also be seen in the increase of the average volume of minutes spent on the Internet per subscriber per month from 2,837 minutes in the first nine months of 2003 compared with 2,007 minutes in the first nine months of 2002. All amounts and disclosures relating to the operational development of the T-Online division for 2002 are presented without the figures for DeTeMedien, which has been transferred to the T-Com division effective January 1, 2003.

T-Online: Results from ordinary business activities

As in the first two quarters of 2003, the substantial quarter-on-quarter and year-on-year increase in results from ordinary business activities to EUR 103 million is again primarily attributable to the economies of scale achieved through customer growth in high-quality price segments. As well as the positive trend of revenue and gross margin, the cost of sales also increased at a lower rate both compared with the prior-year quarter and the first nine months of 2002. Due to the positive business development of the associated company comdirect bank AG, which was also reflected in the share price, a partial reversal of prior write-downs of the net carrying amount of EUR 96 million was recorded in the third quarter of 2003.

T-Online: EBITDA, adjusted EBITDA

In the first nine months of 2003, T-Online recorded EBITDA of EUR 84 million, of which T-Online International AG ("Germany" segment) generated EUR 91 million, while the European subsidiaries ("Rest of Europe" segment) reduced their loss to EUR 7 million. Since no special factors were recorded in the third quarter of 2003, EBITDA is equal to adjusted EBITDA. Adjusted EBITDA in the third quarter of 2003 is the best it has been in the history of the company so far.

The substantial improvement in T-Online's EBITDA margin to 18.5 percent in the third quarter of 2003 compared with the same period last year, and also compared with all other historical EBITDA figures, clearly shows the extent to which T-Online benefits from economies of scale due to strong new customer growth, as well as the successful implementation of measures for improving efficiency.

Compared with the first three quarters of 2002, the average number of T-Online employees increased by approximately 5.4 percent. This increase was attributable to higher employee numbers at T-Online International AG and the full consolidation of Interactive Media. By contrast, the aggregate workforce in the subsidiaries and associated companies decreased as a result of the sale of shares in auto.t-online GmbH & Co. to the co-shareholder Motorpresse Stuttgart in the third quarter, the sale of t-info GmbH to DeTeMedien effective April 1, 2003, and further reorganizations of the "Rest of Europe" segment.

First three quarters of 2003

Business developments

Group Headquarters & Shared Services.

1)	As well as other subsidiaries excluding Shared Services such as: Deutsche Telekom International Finance B.V., Deutsche Telekom Holding B.V., T-Venture Holding GmbH.
2)	Formerly: Personnel Service Agency.
3)	Real Estate: Deutsche Telekom Immobilien und Service GmbH (DeTeImmobilien), DFMG Deutsche Funkturm GmbH, Generalmietgesellschaft mbH (GMG) and Sireo Real Estate Asset Management GmbH (Sireo).
4)	Primarily: Group Auditing, Deutsche Telekom Training GmbH, Human Resources Management, Inhouse Consulting Telekom, Leipzig College, Group Security, Financial Statements and Accounting, SolvenTec GmbH, SAF GmbH, DeTeAssekuranz GmbH.

The reorganization of Deutsche Telekom to create a virtual Strategic Management Holding (SMH) was completed, both in terms of organization and staffing, in the first half of 2003. In addition, as part of the reorganization, those units that were formerly subsumed under "Other" have been renamed "Group Headquarters & Shared Services" in line with the organizational structure and management philosophy that has been implemented.

Managing the Group headquarters as a virtual Strategic Management Holding, coupled with a substantial streamlining and decentralization of the organization, is intended to further enhance the competitive strength of all units in the Group. According to the general division of responsibilities between Group headquarters and the operating divisions, the latter assume full responsibility for managing operational business, while Group headquarters is now solely responsible for strategic and cross-divisional management functions. All other operating functions not directly related to the core business of the divisions are now assumed by Shared Services, to which Vivento, billing services, the real estate business, and DeTeFleetServices GmbH in particular have been allocated.

Deutsche Telekom's Personnel Service Agency (PSA), established in the fourth quarter of 2002, was repositioned in the third quarter of 2003 under the name of Vivento, with a new management and an extended business mandate. This decision was made against the background of the difficult labor market and the need to be able to compete with other state and privately-run personnel service agencies. Vivento's main aim is to implement the comprehensive staff restructuring measures planned by Deutsche Telekom with increased efficiency and social awareness. In addition to the individual placements made to date, in future, personnel shall be placed in major projects and individual staff-intensive operations shall be set up. By September 30, 2003, around 12,100 employees had been transferred to Vivento, around 3,600 of them during the third quarter of 2003. Most employees in Vivento originated from T-Com, and were transferred as part of the division's programs to increase efficiency.

First three quarters of 2003

Business developments

At September 30, 2003, almost 2,000 employees had found new jobs within and outside the Group since the start of the year, 1,200 of them in the third quarter of 2003 alone. In September 2003, around 2,700 employees were given the opportunity to enter new working areas in temporary employment within the Group, and a further approximately 600 outside the Group. By developing new and additional expertise, these employees are better qualified for placement in new, permanent jobs. At the end of the third quarter of 2003, 10,100 employees were in Vivento, of which 9,800 had been transferred from other units and 300 were permanent staff. By the end of 2003, the number of staff covered by Vivento will rise substantially by at least 5,000 to 6,000 employees.

In pursuit of the monetization strategy, further real estate assets were sold in the third quarter of 2003, generating cash inflows of EUR 0.2 billion. The total cash inflows from real estate sales in the first nine months of 2003 thus amounted to EUR 0.6 billion, a portion of which resulted from sale agreements that were concluded in 2002.

Group Headquarters & Shared Services: Development of operations

	Third quarter of 2003					First three quarters of 2003
	Q1 2003 millions of €	Q2 2003 millions of €	Q3 2003 millions of €	Q3 2002 millions of €	Change %	Q1-Q3 2003 millions of €	Q1-Q3 2002 millions of €	Change %	FY 20024) millions of €
Total revenue	1,093	1,071	1,056	1,250	(15.5)	3,220	3,173	1.5	4,411
Results from ordinary business activities3)	(826)	(626)	(878)	(1,201)	26.9	(2,330)	(3,932)	40.7	(4,690)
Financial income (expense), net	(679)	(469)	(664)	(860)	22.8	(1,812)	(2,564)	29.3	(3,603)
Depreciation and amortization	(286)	(213)	(195)	(307)	36.5	(694)	(947)	26.7	(1,298)
Other taxes	(13)	(16)	(10)	(22)	54.5	(39)	(40)	2.5	(236)
EBITDA1)	152	72	(9)	(12)	25.0	215	(381)	n.a.	447
Special factors affecting EBITDA1)	162	82	(24)	0	n.a.	220	(198)	n.a.	417
Adjusted EBITDA1)	(10)	(10)	15	(12)	n.a.	(5)	(183)	97.3	30
Adjusted EBITDA margin (%)1)	(0.9)	(0.9)	1.4	(1.0)		(0.2)	(5.8)		0.7
Number of employees2)	21,643	23,698	26,261	17,554	49.6	23,868	17,724	34.7	17,870

1)	Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA and the adjusted EBITDA margin can be found under "Reconciliation of pro forma figures".
2)	Average number of employees.
3)	Difference compared with the amount reported in the previous year, due to the change to cost-of-sales accounting.
4)	For detailed information and calculations please see "Reconciliation of pro forma figures".

First three quarters of 2003

Business developments

Group Headquarters & Shared Services: Total revenue

The total revenue of Group Headquarters & Shared Services in the first nine months of 2003 was slightly higher than in the previous year. The positive development of revenue in the segment was mainly due to organizational changes in prior periods. Since the formation of DeTeFleetServices GmbH on July 1, 2002, the services provided by this cross-divisional vehicle fleet management entity have been recognized as revenue, and therefore no prior-year figures exist for the revenue generated in this segment up to and including the first six months of 2003. Furthermore, the spin-off of the operational business of T-Mobile Deutschland's antenna support portfolio in the fourth quarter of 2002 to Deutsche Funkturm GmbH (DFMG), which is allocated to the real estate unit, also led to a revenue contribution in the first nine months of 2003.

Group Headquarters & Shared Services: Results from ordinary business activities

Results from ordinary business activities improved substantially compared with the same period last year. This improvement was due primarily to the non-recurrence of the valuation adjustment and book losses on the sale of France Telecom shares and the valuation adjustments for other investments in noncurrent securities amounting to a total of EUR 997 million from the first nine months of 2002. These factors in 2002 were partly offset by the effect of approximately EUR 160 million from the sale of Satelindo. Some of these effects contributed to the improvement of net financial income /expense. Another positive effect resulted from the EUR 253 million reduction in depreciation and amortization due to the diminished real estate portfolio and the non-recurrence of one-time effects from 2002. Furthermore, book gains totaling approximately EUR 140 million were recognized on the sale of shares in Eutelsat S.A., Paris (EUR 65 million), the UMC (Ukrainian Mobile Communications) joint venture, Kiev (EUR 54 million), and Celcom Sdn. Bhd., Kuala Lumpur (EUR 20 million). Transfer payments of EUR 131 million received for T-Com staff transferred to Vivento also improved results. A valuation adjustment for pension accruals (AML) in the second quarter of 2003 and an accrual of EUR 24 million recognized in the third quarter of 2003 for employee severance payments had a cumulative negative impact on results from ordinary business activities of EUR 50 million.

Group Headquarters & Shared Services: EBITDA

Compared with the same period in 2002, EBITDA in the first nine months of 2003 was boosted in particular by the aforementioned special factors, such as income from the sale of investments, transfer payments to Vivento and the non-recurrence of the book losses on the sale of France Telecom shares. In the third quarter, there was the special factor from the recognition of an accrual of EUR 24 million for severance payments at Vivento. Adjusted EBITDA at the end of the first nine months of 2003 before special factors in the current financial year to date was only slightly negative. The improved development of adjusted EBITDA at September 30, 2003 compared with the same period last year was mainly a result of the non-recurrence in the current financial year of any recognition of losses on accounts receivable and provisions for doubtful accounts, and from lower rebranding expenses. This was offset by, among other things, personnel costs and associated expenses for goods and services purchased for Vivento in the amount of EUR 329 million, in line with the increased number of employees assigned to Vivento.

As of September 30, 2003, the number of employees was 23,868. The increase compared with the prior-year period is due primarily to the transfer of employees from the divisions to Vivento.

First three quarters of 2003

Business developments

Outlook.

Significant events after the balance sheet date (September 30, 2003).

Deutsche Telekom AG sells Globe Telecom shares to Ayala Corporation and Singapore Telecom.

•	On October 30, 2003, Deutsche Telekom AG concluded the sale of its 24.8 percent stake in the Philippine telecommunications operator Globe Telecom to Ayala Corporation, Singapore Telecom International Pte Ltd. and Globe Telecom. The proceeds from the sale totaling USD 472 million (EUR 402 million) were received by Deutsche Telekom on October 30, 2003 and will be used to further reduce net debt.

Decisions of the Regulatory Authority.

•	The Regulatory Authority is currently considering two important proceedings relating to interconnection which have the potential to significantly influence the competitive situation: T-Com has filed an application to the Regulatory Authority requesting that the interconnection rates approved until the end of November 2003 be held at their current level until June 30, 2004. An application has also been submitted for an increase of approximately 9 percent in charges for tariff zone II (single transit) from July 1, 2004. The significant impact on revenue and the repercussions for the market situation make these proceedings, as in previous years, considerably important. The Regulatory Authority must reach a decision concerning the application by December 2, 2003.
•	A total of 15 local carriers have applied to the Regulatory Authority to increase their call termination charges. Deutsche Telekom pays these charges for calls that terminate in the network of the other carrier. These charges are currently billed on a reciprocal basis, i.e., at the respective rate approved for T-Com. A unilateral increase in termination charges by the local carriers would mean a potentially significant rise in T-Com's purchasing costs for the services in question. Since T-Com would receive lower charges in the reverse case, i.e., that these competitors supply traffic to T-Com's network, the cost burden would be asymmetrical. No date for a final decision on this matter has been set.

T-Mobile USA concludes number portability agreement.

•	In October 2003, T-Mobile USA and five other large U.S. mobile carriers concluded service level agreements (SLA) establishing the terms for number portability between these carriers. From November 24, 2003, mobile subscribers in the United States (starting in the 100 largest regional markets) will be able to retain their mobile phone number if they switch to another operator, a service that is already available in other markets served by T-Mobile (e.g., Germany and the UK). Number portability is to be introduced in all other regional markets by May 2004. The introduction of number portability may lead to an increased churn rate throughout the industry.

Vorwerk and T-Systems plan long-term cooperation.

•	The Vorwerk group (Vorwerk & Co. KG) plans to enter into a long-term alliance with T-Systems, as part of the intended global outsourcing of its IT operations. Cooperation began in October 2003. T-Systems will be operating Vorwerk's worldwide computing centers, networks, and applications as well as the international help desk. At the same time, T-Systems will be taking over Vorwerk's ZEDA subsidiary.

T-Systems signs EUR 110 million contract with DeutschlandRadio.

•	On October 18, 2003, DeutschlandRadio and T-Systems renewed their contract for the operation of long and medium-wave broadcasting systems. The contract is worth EUR 110 million and runs until the end of 2016. From January 2004, T-Systems will be upgrading the systems to a new standard. It will then be possible to receive the programs broadcast by DeutschlandRadio and Deutschlandfunk in both analog and digital on a daily basis.

First three quarters of 2003

Business developments

Development of revenue and income6)

Revenue growth, growing foreign contribution

Deutsche Telekom expects net revenue to grow further in 2003 as compared with the previous year, with the mobile communications sector acting as the main catalyst. The share of the Group's total revenue generated outside Germany will increase further due to the growth of its foreign shareholdings, as well as to the first-time full-year consolidation of its Dutch mobile communications subsidiary T-Mobile Netherlands (formerly Ben).

EBITDA

Deutsche Telekom's efforts are directed at further improving operating results for the Group as a whole. T-Com will achieve this by improving costs. In the T-Mobile and T-Online divisions, the emphasis will be on economies of scale, and at T-Systems, on substantial cost savings in all areas. A large number of projects that were implemented as part of the Triple-E program are aimed at increasing profitability in all divisions. The reorientation of Vivento may lead to shifts, mainly between the T-Com and Group Headquarters & Shared Services divisions.

Net interest income/expense

A slight year-on-year improvement in net interest expense is expected for the 2003 financial year. Net interest expense is driven primarily by the change in gross debt, and most principal repayments will be made in the fourth quarter of 2003.

Net income/ loss

Deutsche Telekom believes that the planned improvement in EBITDA for the 2003 financial year and the year-on-year reduction in depreciation and amortization will lift net income/loss into positive territory. It should be noted, however, that the tax liability may rise in the final quarter of 2003.

Net debt

Significant measures have already been implemented to reduce net debt to target level.

T-Com

Provided business continues to develop normally, T-Com currently expects revenue and adjusted EBITDA in the fourth quarter of 2003 to increase quarter-on-quarter due to seasonal effects, primarily as a result of Christmas business. In the fourth quarter of 2003 and in the 2004 financial year, T-Com will continue its broadband initiative to safeguard its existing revenue and tap new potential revenue sources. This will be achieved in particular by expanding the product portfolio and identifying new groups of customers. Continued rigorous cost management and further measures taken to improve the assets structure will permit a better return on capital employed. T-Com expects its successful broadband strategy to put things on a positive trajectory over the medium and long term.

T-Mobile

From a current perspective, the T-Mobile division expects significant total revenue growth for the entire 2003 financial year. The first-time full-year consolidation of T-Mobile's subsidiary in the Netherlands will further increase total revenue. Two of T-Mobile's core strategic objectives for future

6)	These assumptions are based on current plans, estimates, and projections. Deutsche Telekom can give no assurance that the revenue and income actually generated in 2003 will be in line with its expectations. Certain aspects of the Group's planning depend on circumstances that Deutsche Telekom cannot influence. For the description of some of the factors which might influence Deutsche Telekom's ability to achieve its objectives, please refer to the "Forward-Looking Statements" and "Risk Factors" sections in the Annual Report on Form 20-F and the "Disclaimer" at the end of this report.

First three quarters of 2003

Business developments

operations are to further increase the share of total revenue attributable to the high-quality segment of fixed-term contract subscribers, and to maintain high growth rates for new customers, particularly in the United States. T-Mobile expects the increase in EBITDA to outstrip total revenue growth. The further development of USD and GBP exchange rates may significantly affect the revenue and earnings of the T-Mobile division.

T-Systems

The T-Systems division expects total revenue growth to remain restrained in the entire 2003 financial year. Despite the generally difficult operating environment, the improvement of the organizational structures following the convergence of the IT and telecommunications activities implemented in 2002, coupled with efficiency enhancement projects, are likely to see earnings improve sharply at T-Systems in the 2003 financial year. The total revenue and EBITDA of the T-Systems division will be affected by the deconsolidation of Telecash GmbH as well as SIRIS S.A. and MultiLink S.A. Based on the strong year-on-year growth in orders received, T-Systems expects, during the remainder of the 2003 financial year, to offset the proportionate loss of revenue resulting from the sale of the aforementioned shareholdings.

T-Online

The T-Online division is predicting further year-on-year improvements in total revenue and expects potential EBITDA growth to exceed potential revenue growth. These assumptions are based on the forecast sustained growth in the number of Internet users in Western Europe. In addition to a quantitative increase in the number of users, T-Online also expects an increase in the average time spent online by individual Internet users. Economies of scale and process improvement will be the driving factors to increase cost efficiency.

Group Headquarters & Shared Services

The development of Group Headquarters & Shared Services will be primarily affected by the successive expansion in the activities of Vivento. The total revenue reported for Group Headquarters & Shared Services will be affected throughout 2003 by the reallocation of DeTeFleet Services GmbH and by the spin-off of the antenna support portfolio into DFMG. A slight year-on-year improvement in net interest expense is expected for the remainder of the 2003 financial year.

First three quarters of 2003

Business developments

Risk situation7)

New German Telecommunications Act

•	The future regulatory and competitive environment for Deutsche Telekom will be largely determined by the forthcoming amendment of the Telecommunications Act. The delays already incurred to date, however, mean that the amended Telecommunications Act is not expected to enter into force until mid-2004 at the earliest. The Federal Government approved a draft of the new act on October 15, 2003. There are plans to considerably extend regulation, particularly in the area of upstream services, which could entail appreciable risks for Deutsche Telekom.

Toll Collect

•	In September 2002, Deutsche Telekom AG, DaimlerChrysler Services AG, and Compagnie Financière et Industrièlle des Autoroutes S.A. (Cofiroute) (called "the partners" individually, "the consortium" collectively") entered into an agreement with the Federal Republic of Germany (Federal Ministry of Transport) "on the collection of toll charges for the use of German autobahns by heavy vehicles, and the creation and operation of a toll system for the collection of autobahn toll charges for heavy vehicles (operating agreement)". The toll collection system is to be created and operated by the joint venture Toll Collect GmbH (Toll Collect). Deutsche Telekom and DaimlerChrysler Services each hold a 45 percent stake in Toll Collect, with the remaining 10 percent being held by Cofiroute. Toll Collect's total assets, financial liabilities, total liabilities, and shareholders' equity at September 30, 2003 were EUR 0.7 billion, EUR 0.4 billion, EUR 0.5 billion, and EUR 105 million, respectively. Deutsche Telekom's involvement with Toll Collect includes its equity interest in Toll Collect that is recognized in the consolidated financial statements using the equity method of accounting, and certain guarantees.
•	Deutsche Telekom believes its maximum exposure to loss as a result of its interest in Toll Collect could extend beyond the carrying amount of its investment, because other risks associated with guarantees issued for Toll Collect must be accounted for.
•	Pursuant to the provisions of the operating agreement, Deutsche Telekom, together with its partners Daimler Chrysler Services and Cofiroute, on a joint and several basis, guarantees that Toll Collect duly performs its duties in line with the operating agreement for the period of one year after the agreed start of operation.
•	In addition, the partners of Toll Collect, on a joint and several basis, undertook to fund Toll Collect in order to maintain a minimum equity ratio for Toll Collect of 20 percent (based on German GAAP) until August 31, 2004, and 15 percent thereafter ("Equity Maintenance Undertaking") until the operating agreement expires. These funding requirements would be triggered by, among other events, losses incurred by Toll Collect due to penalties for delays in the start of the operation of the toll collection system.
•	The start of operations was initially scheduled for August 31, 2003, but is delayed. In the event that the toll collection system is not operational by December 1, 2003, the consortium, or Toll Collect, provided it enters into the agreement, will become liable for contractual penalities of EUR 250,000 per day until the end of February 2004 and EUR 500,000 per day thereafter. Beside these penalties, further penalties or liability for fault are excluded in the agreement.
•	Further funding requirements could arise during the operational phase after having obtained the preliminary operating permit through penalties, payment of compensation for damage, or revenue reductions Toll Collect may be exposed to, in the event that in a particular case certain contractual obligations are violated or the toll collection system does not operate effectively. The
7)	Please also refer to the disclaimer at the end of this report and the other risk areas identified in the management report at December 31, 2002 and in the Annual Report on Form 20-F. Further descriptions of risks and detailed information is contained in the condensed consolidated financial statements contained in the interim nine-month report on Form 6-K.

First three quarters of 2003

Business developments

penalties are limited during the first nine months following the issuance of the preliminary operating permit to an aggregate of EUR 56.25 million, then to EUR 150 million per annum until the issuance of the final operating permit, and thereafter to a EUR 100 million per annum, with these amounts increasing by 3 percent per year of operation.
•	In case of a culpable violation of contractual duties within the operational phase, the Federal Republic of Germany will not be prevented from claiming – without any limitation – further damages from Toll Collect. If such penalties, revenue reductions, and other events eventually result in an equity ratio of Toll Collect below the ratio agreed upon in the Equity Maintenance Undertaking, the partners are obligated to fund operations to the extent needed to reach these equity levels.
•	Specific circumstances may entitle the parties to terminate the agreement. For termination to be effective, notice of termination must generally be given at least two months before the termination takes effect. This period may be used to rectify the reasons for termination.
•	Until funds become available through the operating performance of the toll collection system, Toll Collect will receive bridge loans from banks. The loans are guaranteed by Deutsche Telekom AG on a several and independent basis to the extent of the Group's 45 percent interest in Toll Collect. For these guarantees, Deutsche Telekom receives market equivalent remuneration from Toll Collect.

Resale

•	According to a present ruling, T-Com must grant resellers wholesale discounts on retail products. Depending on the amount of the discount, this will lead to lower revenue and/or a reduction in the margin for T-Com. In the offer that T-Com must submit to its competitors, line services must be separated from call services – in accordance with the requirements of the Regulatory Authority. Deutsche Telekom has already filed an appeal against the ruling of the Regulatory Authority.

Eastern Europe

•	In view of the forthcoming accession of Hungary and the Slovak Republic to the European Union, new legislation is currently being developed in these countries to regulate their respective telecommunications markets in line with the new EU legislation. A new telecommunications act entered into force in Croatia on August 1, 2003. Depending on the nature of the regulatory practice developing on the basis of the new legislation, this could or rather will lead to a decrease in prices and market shares of the former monopoly companies.

Vivento

•	Vivento, Deutsche Telekom's personnel service agency, has achieved its first successes in the placement of personnel. Finding placements remains difficult, however, not least due to the slump in the labor market. Efforts to achieve the target for reducing personnel costs also depend on the success of other measures, notably the "Deutsche Telekom employment pact", whose objectives include a reduction in working hours and a corresponding drop in salaries.

Debt

•	The 2003 target for reducing net debt had already been achieved by September 30, 2003, considerably reducing pressure as far as the company's rating is concerned.

First three quarters of 2003

Reconciliation of pro forma figures

Reconciliation of pro forma figures.

•	EBITDA, EBITDA adjusted for special factors, the EBITDA margin, the EBITDA margin adjusted for special factors, free cash flow, and gross and net debt are all "pro forma figures".
•	Pro forma figures are not governed by German or U.S. GAAP. As other companies may not compute the pro forma figures presented in the entire interim report in the same way, Deutsche Telekom's pro forma figures are only comparable with similarly designated disclosures by other companies to a limited extent.
•	Pro forma figures should not be viewed in isolation as an alternative to net income/loss, results from ordinary business activities, net cash provided by operating activities, financial liabilities, or other Deutsche Telekom figures reported under German or U.S. GAAP.

EBITDA and EBITDA adjusted for special factors.

EBITDA

EBITDA of the divisions and the Group as a whole is derived from the results from ordinary business activities. This measure of earnings before minority interest in income/loss and before income taxes is additionally adjusted for other taxes, net financial expense, and depreciation and amortization. In this definition, net financial expense includes net interest expense, income/loss related to associated and related companies, and write-downs of financial assets and marketable securities. As it is based on the results from ordinary business activities, this method of computation allows EBITDA to be derived in a uniform way on the basis of an accepted accounting measure of earnings published for the divisions and the Group as a whole. It should be noted that Deutsche Telekom's definition of EBITDA may differ from that used by other companies.

EBITDA is an important indicator used by Deutsche Telekom's senior operating decision-makers to manage Deutsche Telekom's operating activities and measure the performance of the individual units.

Adjusted EBITDA

Deutsche Telekom defines EBITDA adjusted for special factors as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation, and before the effects of any special factors. Deutsche Telekom uses EBITDA adjusted for special factors as an internal performance indicator for the management of its operational business activities, and in order to better evaluate and compare developments over several reporting periods. More detailed explanations of the effects of special factors on Group EBITDA and net income/ loss are contained in the following section "Special factors".

EBITDA margin

In order to compare the EBITDA earnings power of results-oriented units of different sizes, the EBITDA margin is presented in addition to EBITDA. The EBITDA margin represents the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Special factors.

•	Deutsche Telekom's net income/ loss and the EBITDA of the Deutsche Telekom Group and of the divisions were affected by a range of special factors in both the period under review and the comparative periods.
•	The underlying concept involves the adjustment for special factors that affect ordinary business activities and thus impair the comparability of EBITDA and net income/ loss with previous years. The adjustments are made irrespective of whether the relevant income and expenses are reported in the results from ordinary business activities, in extraordinary income/loss, or in tax expense.

First three quarters of 2003

Reconciliation of pro forma figures

The tables under "Divisions" and "Deutsche Telekom at a glance" show how Deutsche Telekom derives EBITDA adjusted for special factors for the Group as a whole and for its divisions from the results from ordinary business activities. The special factors are presented for the period under review, the comparative prior-year period, and for the previous full year.

Special factors affecting EBITDA

Special factors that positively affected EBITDA in the first three quarters of the 2003 financial year include income of EUR 0.4 billion from the sale of the remaining cable companies in the T-Com division. In conjunction with the sale of the cable business, this income is partly offset by additions to accruals and transaction costs totaling EUR 0.1 billion, which reduced EBITDA in the period under review. Income from the sale of Telecash and SIRIS in the T-Systems divisions (EUR 0.1 billion) and from the sale of the stake in Mobile TeleSystems (MTS) (EUR 0.4 billion) in the T-Mobile division also had a positive effect on EBITDA. Additional income of EUR 0.1 billion resulted from the sale of interests in Eutelsat S.A., Ukrainian Mobile Communications (UMC), and Celcom (Malaysia).

In addition to the recognition of an additional minimum liability (AML), the loss on the sale of MultiLink (T-Systems division), and restructuring expenses due to personnel reduction at HT (T-Com division) totaling EUR 0.3 billion reduced EBITDA in the period under review. There was an additional special factor, also attributable to accruals for employee severance payments totaling EUR 0.1 billion, in the T-Com division, relating to domestic business, and Vivento at Group Headquarters & Shared Services.

By contrast, EBITDA in the first nine months of 2002 was affected by a book gain (including foreign currency transaction losses) from the sale of the interest in PT Satelindo (EUR 0.2 billion), a loss from the sale of the shares in France Telecom (EUR 0.4 billion), and restructuring expenses in the T-Systems division (EUR 0.4 billion).

In addition, the intragroup sale of t-info to DeTeMedien (T-Com division) had an EBITDA-neutral effect in the T-Online division in the period under review; in the previous year, there was a gain from the intragroup sale of T-Motion to T-Mobile. An expense at the T-Com division and a gain at Group Headquarters & Shared Services resulting from internal staff transfer payments for Vivento amounting to EUR 0.1 billion also had a neutral effect in the Group in the first nine months of 2003.

Special factors that affected Group EBITDA positively in the full 2002 financial year mainly included the book gain of EUR 0.2 billion from the sale of the interest in PT Satelindo in the second quarter, as well as a gain of EUR 0.3 billion from the sale of shares in T-Online. The special factors that reduced EBITDA included restructuring expenses of EUR 0.4 billion in the T-Com and T-Systems divisions and the recognition of an additional minimum liability amounting to a total of EUR 0.2 billion in the fourth quarter.

Special factors not affecting EBITDA

Special factors not affecting EBITDA in the period under review were the write-up of the net carrying amount of the interest in comdirect bank AG (EUR 0.1 billion), in which T-Online holds a stake, as well as separate special factors in the form of a tax benefit totaling EUR 0.3 billion, resulting in particular from the change of T-Mobile International AG into a limited partnership (AG & Co. KG) (EUR 0.4 billion), and deferred taxes recognized on the additional minimum liability (EUR 0.1 billion). These were offset in particular by tax effects from the reduction in deferred tax assets relating to sales of deferred payments (cable business in Kabel Baden Württemberg and Hesse) amounting to EUR -0.2 billion.

Special factors not affecting EBITDA in the first nine months of 2002 amounting to EUR –19.7 billion were mainly attributable to the measures taken as a result of the strategic review carried out in the third quarter of 2002. These were primarily write-downs of EUR 21.7 billion, mostly on intangible assets (goodwill and mobile communications licenses).

First three quarters of 2003

Reconciliation of pro forma figures

Furthermore, valuation adjustments for loans to associated companies of Kabel Deutschland GmbH (EUR 0.3 billion), the carrying amounts of Deutsche Telekom's stake in France Telecom (EUR 0.2 billion) and comdirect bank AG (EUR 0.1 billion), as well as write-downs on other investments in noncurrent securities (EUR 0.4 billion) had the effect of reducing the net income. In addition, write-downs of EUR 0.2 billion were made on the UMTS license of T-Mobile Netherlands as part of its inclusion as an associated company.

As a result of write-downs on mobile communications licenses held by T-Mobile USA, tax income of EUR 3.1 billion was generated as a separate special factor in the first three quarters of 2002 from the reversal of deferred tax liabilities. The tax effects on the various special factors totaling EUR 0.1 billion were determined on the basis of the corporate income tax rate.

In the 2002 financial year, special factors totaling EUR 19.8 billion had a negative impact on net income/loss. The vast majority of this amount (EUR 19.6 billion) is the result of special factors which had no effect on EBITDA. Of the EUR 19.8 billion, around EUR 19.0 billion is attributable to special factors resulting from the measures taken in connection with the strategic review which was implemented in the third quarter of 2002; these were mainly write-downs on goodwill and mobile communications licenses amounting to EUR 21.3 billion.

Besides the previously mentioned tax income of EUR 3.0 billion from the reversal of deferred tax liabilities relating to the write-downs on mobile communications licenses held by T-Mobile USA, retroactive amortization of goodwill to be recognized in Deutsche Telekom AG's tax accounts in accordance with a Federal Fiscal Court ruling also resulted in positive tax effects for the 2002 financial year, which were in turn a separate special factor affecting the net income/loss. The tax effects on the various special factors were determined on the basis of the corporation tax rate.

In the 2002 financial year, EUR 23.6 billion of the total special factors negatively affected net income/loss, and EUR 3.8 billion had a positive impact.

Reconciliation of the statement of income

billions of €	Q1-Q3 2003	Special factors in Q1-Q3 2003		Q1-Q3 2003 without special factors	Q1-Q3 2002		FY 2002	Special factors in FY- 2002		FY 2002 without special factors
Net revenue	41.3			41.3	39.1		53.7			53.7
Cost of sales	(23.1)	(0.1	) 1)	(23.0)	(35.7	) 6)	(44.5)	(11.8	) 11)	(32.7)
Gross profit /(loss) from sales16)	18.2	(0.1)		18.3	3.4		9.2	(11.8)		21.0
Expenses	(17.4)	(0.4	) 2)	(17.0)	(27.9	) 7)	(34.2)	(10.3	) 12)	(23.9)
Other operating income	3.7	1.0	3)	2.7	2.4	8)	3.9	0.5	13)	3.4
Operating result16)	4.5	0.5		4.0	(22.1)		(21.1)	(21.6)		0.5
Financial income (expense), net	(2.7)	0.1	4)	(2.8)	(4.6	) 9)	(6.0)	(1.6	) 14)	(4.4)
Results from ordinary business activities16)	1.8	0.6		1.2	(26.7)		(27.2)	(23.2)		(3.9)
Income taxes	0.1	0.3	5)	(0.2)	2.4	10)	2.8	3.4	15)	(0.6)
Income/(losses) applicable to minority shareholders	(0.3)			(0.3)	(0.2)		(0.3)			(0.3)
Net income / (loss) effect of special factors16)	1.6	0.9		0.7	(24.5)		(24.6)	(19.8)		(4.8)
Results from ordinary business activities 16)	1.8	0.6		1.2	(26.7)		(27.2)	(23.2)		(3.9)
Financial income (expense), net	(2.7)	0.1		(2.8)	(4.6)		(6.0)	(1.6)		(4.4)
Depreciation and amortization	(9.6)			(9.6)	(33.4)		(36.9)	(21.4)		(15.5)
Other taxes	(0.2)			(0.2)	(0.1)		(0.3)			(0.3)
EBITDA16)	14.3	0.5		13.8	11.4		16.1	(0.2)		16.3
EBITDA margin (%)16)	34.6	n.a.		33.4	29.1		30.0			30.4

First three quarters of 2003

Reconciliation of pro forma figures

Special factors for the first three quarters of 2003:

1)	Recognition of an additional minimum liability (AML) (T-Com, T-Systems, T-Mobile, and T-Online divisions) and restructuring expenses (employee severance payments at the Croatian company HT) in the T-Com division. (affecting EBITDA)
2)	Additions to accruals and transaction costs relating to the sale of the remaining cable companies (T-Com division). (affecting EBITDA)
Recognition of an additional minimum liability (AML) (all divisions plus Group Headquarters & Shared Services). (affecting EBITDA),
Recognition of an accrual for employee severance payments (T-Com division: concerning domestic business, and at Group Headquarters & Shared Services: for Vivento). (affecting EBITDA),
Restructuring expenses (T-Com division). (affecting EBITDA),
Loss on sale of MultiLink (T-Systems division). (affecting EBITDA)
3)	Income from the sale of cable businesses (T-Com division) and book gains from the sale of Telecash, SIRIS (T-Systems division), MTS (T-Mobile division), and interests in Eutelsat, UMC, and Celcom (Malaysia) (Group Headquarters & Shared Services). (affecting EBITDA).
4)	Write-up of the net carrying amount of the shareholding in comdirect bank AG.
5)	Primarily tax income of EUR 0.4 billion from the change of T-Mobile International AG into a limited partnership (AG & Co. KG), and deferred taxes recognized on the additional minimum liability (EUR 0.1 billion). In addition, tax effects from the reduction in deferred tax assets relating to sales of deferred payments (cable business in Kabel Baden Württemberg and Hesse) amounting to EUR –0.2 billion and a tax effect from the accrual for restructuring expenses at HT (T-Com division).

Special factors for the first three quarters of 2002:

6)	Write-downs resulting from the strategic review:
Mobile communications licenses at T-Mobile USA (EUR 9.6 billion)
UMTS license at T-Mobile UK (EUR 2.2 billion)
Property, plant and equipment at the T-Systems division (EUR 0.1 billion)
7)	Restructuring expenses in the T-Systems division (EUR 0.4 billion) (affecting EBITDA) and goodwill write-downs resulting from the strategic review:
T-Mobile USA (EUR 8.4 billion)
T-Mobile Netherlands (EUR 1.0 billion)
SIRIS (T-Systems division) (EUR 0.5 billion)
Loss on the sale of the shares in France Telecom (EUR 0.4 billion) (Group Headquarters & Shared Services). (affecting EBITDA)
8)	Book gain on the sale of the interest in PT Satelindo (EUR 0.2 billion) (Group Headquarters & Shared Services). (affecting EBITDA)
9)	Write-downs on financial assets:
Valuation adjustment for the net carrying amount of the shares in France Telecom (EUR 0.2 billion)
Valuation adjustment for loans to associated companies of Kabel Deutschland GmbH (EUR 0.3 billion), and
Valuation adjustments for other investments in noncurrent securities (EUR 0.4 billion).
Write-downs on financial assets resulting from the strategic review:
Net carrying amount of the investment in comdirect bank AG (EUR 0.1 billion)
UMTS license of T-Mobile Netherlands at inclusion as an associated company (EUR 0.2 billion)
10)	Tax effects from the valuation adjustments for loans to associated companies of Kabel Deutschland GmbH (EUR 0.1 billion) and from the reversal of deferred tax liabilities relating to the write-downs of mobile telecommunications licenses at T-Mobile USA as a result of the strategic review (EUR 3.1 billion).

Special factors for the full-year 2002:

11)	Write-downs resulting from the strategic review:
Mobile communications licenses at T-Mobile USA (EUR 9.4 billion)
UMTS license at T-Mobile UK (EUR 2.2 billion)
Property, plant and equipment at the T-Systems division (EUR 0.1 billion)
Recognition of an additional minimum liability (AML) in the T-Com division (EUR 0.1 billion). (affecting EBITDA)
12)	Restructuring expenses for staff reduction measures at the Eastern European affiliates in the T-Com division. (affecting EBITDA), restructuring expenses in the T-Systems division (EUR 0.4 billion). (affecting EBITDA), recognition of an additional minimum liability (AML) in the T-Com and T-Systems divisions and Group Headquarters & Shared Services (EUR 0.1 billion). (affecting EBITDA),

First three quarters of 2003

Reconciliation of pro forma figures

Goodwill write-downs resulting from the strategic review: T-Mobile USA (EUR 8.3 billion) T-Mobile Netherlands (EUR 1.0 billion) SIRIS (T-Systems division) (EUR 0.5 billion)
13)	Book gain on the sale of shares in PT Satelindo (EUR 0.2 billion) and gain of EUR 0.3 billion from the sale of shares in T-Online. (affecting EBITDA)
14)	Write-downs of financial assets:
Valuation adjustment for the net carrying amount of the investment in France Telecom (EUR 0.6 billion)
Valuation adjustments on loans to subsidiaries of Kabel Deutschland GmbH (EUR 0.3 billion)
Write-downs of other investments in noncurrent securities (EUR 0.4 billion)
Write-downs of financial assets resulting from the strategic review:
Net carrying amount of the investment in comdirect bank AG (EUR 0.1 billion)
UMTS license of T-Mobile Netherlands at inclusion as an associated company (EUR 0.2 billion)
15)	Tax effects from the additional minimum liability, the valuation adjustments for loans to associated companies of Kabel Deutschland GmbH, from backdated amortization of goodwill in the tax accounts of Deutsche Telekom AG, and from the reversal of deferred tax liabilities relating to the write-downs of mobile telecommunications licenses at T-Mobile USA as a result of the strategic review.
16)	Calculated and rounded on the basis of millions for the sake of greater precision.

First three quarters of 2003

Reconciliation of pro forma figures

Free cash flow.

•	Deutsche Telekom defines free cash flow8) as cash generated from operations minus interest payments and cash outflows for investments in intangible assets, and property, plant and equipment (excluding goodwill).
•	Deutsche Telekom believes that free cash flow is used by investors as a measure to enable them to assess the Group's cash generated from operations (after deductions for interest paid and cash outflows for intangible assets (excluding goodwill) and property, plant and equipment), in particular with regard to investments in associated and related companies, and the repayment of liabilities. However, free cash flow should not be used to determine the financial situation of the Group. In addition, Deutsche Telekom's definition of free cash flow is only comparable with similarly designated measures and disclosures by other companies to a limited extent. It is therefore not recommended that this term be used for purposes of comparison.

Reconciliation of the Group's free cash flow

	Q1-Q3 2003 millions of €	Q1-Q3 2002 millions of €	FY 2002 millions of €
Cash generated from operations	13,766	13,054	16,667
Interest received/(paid)	(2,722)	(2,915)	(4,204)
Net cash provided by operating activities	11,044	10,139	12,463
Cash outflows from investments in intangible assets and property, plant and equipment2)	(3,651)	(5,475)	(7,625)
Free cash flow before payment of dividends	7,393	4,664	4,838
Dividend	(79)	(1,578)	(1,582)
Free cash flow after payment of dividends	7,314	3,086	3,256

1)	The reconciliation of the Group's free cash flow is based on the amounts reported in the consolidated statement of cash flows prepared in accordance with IAS 7 and DRS 2.
2)	Excluding goodwill.

Gross and net debt.

•	In the consolidated financial statements, the items "bonds and debentures" and "liabilities to banks" are reported as "debt (in accordance with consolidated balance sheet)". Gross debt includes not only "debt (in accordance with the consolidated balance sheet)", but also liabilities to non-banks from loan notes, cash collateral received for positive fair values from derivatives, and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies summarized under "Other liabilities" in the balance sheet.
•	Gross debt is the basis for total net interest expense incurred. In addition to this key figure, Deutsche Telekom shows "net debt".
•	Net debt is generally calculated by subtracting liquid assets, other investments in noncurrent securities and in marketable securities, as well as discounts on loans, which are contained in the balance sheet item "Prepaid expenses and deferred charges". In addition, the following items (which are reported under the balance sheet item "Other assets") are subtracted in the same way as for the liabilities side: cash collateral paid for negative fair values from derivatives and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies.
•	Gross and net debt are common indicators in Deutsche Telekom's competitive environment, although definitions may vary, and are used by Deutsche Telekom's senior operating decision-makers to manage and monitor debt.
8)	The reconciliation of the Group's free cash flow is based on the amounts reported in the consolidated statement of cash flows prepared in accordance with IAS 7 and DRS 2.

First three quarters of 2003

Reconciliation of pro forma figures

Reconciliation of the Group's gross and net debt

	Sept. 30, 2003 billions of €	Dec. 31, 2002 billions of €	Sept. 30, 20022) billions of €
Bonds and debentures	55.2	56.7	58.8
Liabilities to banks	4.4	6.3	7.7
Debt (in accordance with consolidated balance sheet)1)	59.6	63.0	66.5
Liabilities to non-banks from loan notes	0.8	0.8	0.6
Miscellaneous other liabilities	0.3	0.3	0.2
Gross debt1)	60.7	64.1	67.3
Liquid assets	10.7	1.9	1.8
Other investments in marketable securities	0.1	0.4	0.5
Other investments in noncurrent securities	0.1	0.2	0.3
Other assets	0.3	0.2	0.1
Discounts on loans (prepaid expenses and deferred charges)	0.3	0.3	0.3
Net debt1)	49.2	61.1	64.3

1)	Calculated and rounded on the basis of millions for the sake of greater precision.
2)	The prior-year comparatives as of September 30, 2002 have been adjusted in line with the redefinition described in detail in the 2002 Annual Report.

First three quarters of 2003

Consolidated financial statements

Consolidated statement of income

	Q3 2003 millions of €	Q3 2002 millions of €	Change %	Q1-Q3 2003 millions of €	Q1-Q3 2002 millions of €	Change %	FY 2002 millions of €
Net revenue	14,077	13,423	4.9	41,288	39,177	5.4	53,689
Cost of sales	(7,828)	(19,683)	60.2	23,138	(35,733)	35.2	(44,477)
Gross profit/(loss)	6,249	(6,260)	n.a.	18,150	3,444	n.a.	9,212
Selling costs	(3,266)	(3,380)	3.4	(9,821)	(9,743)	(0.8)	(13,264)
General and administrative costs	(1,264)	(1,589)	20.5	(3,889)	(4,262)	8.8	(6,062)
Other operating income	1,045	574	82.1	3,674	2,354	56.1	3,901
Other operating expenses	(1,284)	(11,036)	88.4	(3,597)	(13,901)	74.1	(14,915)
Operating results	1,480	(21,691)	n.a.	4,517	(22,108)	n.a.	(21,128)
Financial income (expense), net	(789)	(1,630)	51.6	(2,734)	(4,560)	40.0	(6,022)
of which: net interest income/ (expense)	(888)	(948)	6.3	(2,818)	(3,031)	7.0	(4,048)
Results from ordinary business activities1)	691	(23,321)	n.a.	1,783	(26,668)	n.a.	(27,150)
Income taxes	(57)	2,757	n.a.	137	2,369	(94.2)	2,847
Income /(loss) after taxes	634	(20,564)	n.a.	1,920	(24,299)	n.a.	(24,303)
Income/(losses) applicable to minority shareholders	(126)	(55)	n.a.	(303)	(211)	(43.6)	(284)
Net income/(loss)	508	(20,619)	n.a.	1,617	(24,510)	n.a	(24,587)

Determining earnings per share

	Q3 2003	Q3 2002	Q1-Q3 2003	Q1-Q3 2002	FY 2002
Net income (loss) (millions of €)	508	(20,619)	1,617	(24,510)	(24,587)
Average weighted number of outstanding shares in millions	4,195	4,195	4,195	4,195	4,195
Earnings per share2)/ADS3) (German GAAP) (€)	0,12	(4.92)	0,39	(5.84)	(5.86)

1)	Including other taxes in accordance with the classification of the statement of income by the cost-of-sales method.
2)	Earnings per share (according to German GAAP) for each period are calculated by dividing net income/loss by the weighted average number of outstanding shares.
3)	One ADS (American Depositary Share) corresponds in economic terms to one share of Deutsche Telekom common stock.

First three quarters of 2003

Consolidated financial statements

Consolidated balance sheet

	Sept. 30, 2003 millions of €	Dec. 31, 2002 millions of €	Change %	Sept. 30, 2002 millions of €
Assets
Noncurrent assets	98,753	111,526	(11.5)	116,027
Intangible assets	47,430	53,402	(11.2)	56,191
Property, plant and equipment	47,831	53,955	(11.4)	55,504
Financial assets	3,492	4,169	(16.2)	4,332
Current assets	21,440	13,524	58.5	12,729
Inventories, materials and supplies	1,308	1,556	(15.9)	1,578
Receivables	6,168	6,258	(1.4)	6,395
Other assets	3,135	3,392	(7.6)	2,429
Marketable securities	141	413	(65.9)	460
Liquid assets	10,688	1,905	461.0	1,867
Prepaid expenses and deferred charges	1,012	771	31.3	1,064
Balance sheet total	121,205	125,821	(3.7)	129,820

Shareholders' equity and liabilities
Shareholders' equity	35,131	35,416	(0.8)	36,233
Capital stock	10,746	10,746	0.0	10,746
Accruals	15,250	16,097	(5.3)	16,381
Pension and similar obligations	4,298	3,942	9.0	3,734
Other accruals	10,952	12,155	(9.9)	12,647
Liabilities	70,132	73,585	(4.7)	76,349
Debt	59,580	63,044	(5.5)	66,544
Other liabilities	10,552	10,541	0.1	9,805
Deferred income	692	723	(4.3)	857
Balance sheet total	121,205	125,821	(3.7)	129,820

First three quarters of 2003

Consolidated financial statements

Statement of shareholders' equity

	Capital stock nominal value millions of €	Additional paid in capital millions of €	Consolidated share- holders' equity gener- ated millions of €	Cumulative translation adjustment account millions of €	Shareholders' equity before treasury shares and minority interest millions of €	Treasury shares[a] millions of €	Total millions of €	Minority interest millions of €	Consolidated share- holders' equity millions of €
Balance at Dec. 31, 2001	10,746	49,994	1,826	(1,572)	60,994	(7)	60,987	5,307	66,294
Changes in the composition of the Group								(2,116)	(2,116)
Dividends for 2001			(1,539)		(1,539)		(1,539)	(39)	(1,578)
Proceeds from stock options		79			79		79		79
Income /(loss) after taxes			(24,510)		(24,510)		(24,510)	211	(24,299)
Foreign currency translation			(16)	(2,161)	(2,177)		(2,177)	23	(2,154)

Balance at Sept. 30, 2002	10,746	50,073	(24,239)	(3,733)	32,847	(7)	32,840	3,386	36,226

Balance at Dec. 31, 2002	10,746	50,077	(24,316)	(5,079)	31,428	(7)	31,421	3,988	35,409
Changes in the composition of the Group								(11)	(11)
Dividends for 2002								(79)	(79)
Proceeds from stock options		10			10		10		10
Income after taxes			1,617		1,617		1,617	303	1,920
Foreign currency translation				(2,079)	(2,079)		(2,079)	(46)	(2,125)

Balance at Sept. 30, 2003	10,746	50,087	(22,699)	(7,158)	30,976	(7)	30,969	4,155	35,124

[a]	Treasury shares are included within marketable securities in the consolidated balance sheet.

First three quarters of 2003

Consolidated financial statements

Consolidated statement of cash flows

	Q1-Q3 2003 millions of €	Q1-Q3 2002 millions of €	FY 2002 millions of €
Net income/(loss)	1,617	(24,510)	(24,587)
Income/(losses) applicable to minority shareholders	303	211	284
Income /(loss) after taxes	1,920	(24,299)	(24,303)
Depreciation and amortization	9,646	33,353	36,880
Income tax expense	(137)	(2,369)	(2,847)
Net interest expense	2,818	3,031	4,048
Results from the disposition of noncurrent assets	(727)	243	(428)
Results from associated companies	(79)	431	430
Other noncash transactions	(553)	1,308	1,144
Change in working capital (assets)1)	(278)	543	184
Change in accruals	742	1,314	1,410
Change in other working capital (liabilities)2)	71	(1,244)	101
Income taxes received/(paid)	284	687	(15)
Dividends received	59	56	63
Cash generated from operations	13,766	13,054	16,667
Net interest payments	(2,722)	(2,915)	(4,204)
Net cash provided by operating activities	11,044	10,139	12,463
Cash outflows from investments in intangible assets	(485)	(586)	(841)
property, plant and equipment	(3,166)	(4,889)	(6,784)
financial assets	(213)	(276)	(568)
consolidated companies	(35)	(6,400)	(6,405)
Cash inflows from disposition of
intangible assets	22	4	14
property, plant and equipment	686	242	1,304
financial assets	1,124	869	1,130
shareholdings in consolidated companies and business units	1,502	1	697
Net change in short-term investments (more than 3-month term) and marketable securities	(2,891)	179	226
Other	0	594	1,187
Net cash used for investing activities	(3,456)	(10,262)	(10,040)
Net change of short-term debt	(6,522)	(5,959)	(10,012)
Issuance of medium and long-term debt	6,869	9,869	11,677
Repayments of medium and long-term debt	(2,209)	(3,227)	(3,472)
Dividend	(79)	(1,578)	(1,582)
Proceeds from share offering	10	0	1
Change in minority interests	(11)	(46)	(47)
Net cash used for financing activities	(1,942)	(941)	(3,435)
Effect of foreign exchange rate changes on cash and cash equivalents (up to 3-month term)	(20)	(9)	(14)
Net increase (decrease) in cash and cash equivalents	5,626	(1,073)	(1,026)
Level at the beginning of the year	1,712	2,738	2,738
Level at end of reporting period	7,338	1,665	1,712

1)	Changes in receivables, other assets, inventories, materials and supplies, prepaid expenses, deferred charges and deferred taxation.
2)	Change in other liabilities (which do not relate to financing activities) as well as deferred income.

First three quarters of 2003

Consolidated financial statements

Notes to the consolidated statement of income.

Change to the cost-of-sales accounting method

Until the end of 2002, Deutsche Telekom classified its consolidated statement of income using the total-cost method. Deutsche Telekom published its consolidated statement of income in line with the internationally more common cost-of-sales method for the first time in the Group Report on the first quarter of 2003. Besides allocating operational expenses to functional areas, this also involves including other taxes in the operating results, or results from ordinary business activities. The prior-year comparatives have been restated accordingly.

Changes in the composition of the Deutsche Telekom Group.

Deutsche Telekom acquired shareholdings in various companies last year which were not included in the consolidated financial statements as of September 30, 2002. The most significant of these are T-Mobile Netherlands (at T-Mobile), Detecon (at T-Systems), and Interactive Media (at T-Online). Shareholdings were also sold in the first nine months of this year which were included in the consolidated financial statements as of September 30, 2002. These were, at T-Com, the remaining cable business and, at T-Systems, predominantly SIRIS and Telecash. The following table shows the effects of the new acquisitions and disposals on the individual line items of the consolidated statement of income for the first nine months of 2003. The other operating expenses figure shown below includes goodwill amortization and write-downs relating to these companies totaling EUR 64 million.

Impact of changes in the consolidated group on the consolidated statement of income for the first three quarters of 2003

	T-Mobile millions of €	T-Online millions of €	T-Systems millions of €	T-Com millions of €	Total millions of €
Net revenue	597	1	(115)	(339)	144
Cost of sales	(413)	2	186	237	12
Gross profit/(loss)	184	3	71	(102)	156
Selling costs	(248)	(2)	19	69	(162)
General and administrative costs	(36)	(6)	2	(19)	(59)
Other operating income	1	3	118	412	534
Other operating expenses	(70)	(5)	73	(41)	(43)
Operating results	(169)	(7)	283	319	426
Financial income (expense), net	(24)	(3)	2	(5)	(30)
Results from ordinary business activities	(193)	(10)	285	314	396
Income taxes	0	0	0	(177)	(177)
Income /(loss) after taxes	(193)	(10)	285	137	219
Income (losses) applicable to minority shareholders	0	(1)	0	0	(1)
Net income /(loss)	(193)	(11)	285	137	218

Other operating income

	Q3 2003 millions of €	Q3 2002 millions of €	Change %	Q1-Q3 2003 millions of €	Q1-Q3 2002 millions of €	Change %	FY 2002 millions of €
Other operating income	1,045	574	82.1	3,674	2,354	56.1	3,901

The increase in other operating income is mainly the result of income from the disposal of subsidiaries and other financial assets; in the first quarter of the year, the sale of the cable business, TeleCash, Eutelsat, and UMC; in the second quarter, the sale of SIRIS and Celcom, as well as shares in MTS; in the third quarter, the sale of the remaining cable business in Baden Württemberg.

First three quarters of 2003

Consolidated financial statements

Other operating expenses

	Q3 2003 millions of €	Q3 2002 millions of €	Change %	Q1-Q3 2003 millions of €	Q1-Q3 2002 millions of €	Change %	FY 2002 millions of €
Other operating expenses	(1,284)	(11,036)	88.4	(3,597)	(13,901)	74.1	(14,915)

The decrease in other operating expenses is mainly attributable to write-downs on goodwill undertaken in the third quarter of 2002 as a consequence of the strategic review: Goodwill totaling EUR 9.9 billion was written down at T-Mobile USA, T-Mobile Netherlands, and SIRIS (T-Systems division).

Financial income/(expense), net

	Q3 2003 millions of €	Q3 2002 millions of €	Change %	Q1-Q3 2003 millions of €	Q1-Q3 2002 millions of €	Change %	FY 2002 millions of €
Financial income (expense), net	(789)	(1,630)	51.6	(2,734)	(4,560)	40.0	(6,022)
of which: income (loss) related to associated and related companies	103	(277)	n.a.	104	(390)	n.a.	(389)
of which: net interest income (expense)	(888)	(948)	6.3	(2,818)	(3,031)	7.0	(4,048)
of which: write downs on financial assets and marketable securities	(4)	(405)	99.0	(20)	(1,139)	98.2	(1,585)

In the first nine months of 2003, net financial expense decreased by EUR 1.8 billion year-on-year to EUR 2.734 million. The main factors which had a negative impact on the level of net financial expense in the same period last year were the write-downs on the net carrying amount of the shareholding in France Telecom amounting to EUR 253 million as a result of the decrease in its share price and valuation adjustments for other investments in noncurrent securities and for loans to associated companies totaling EUR 0.7 billion, of which Kabel Deutschland GmbH associated companies accounted for EUR 316 million. Overall, the income/loss related to associated and related companies and the net interest expense developed positively in the first nine months of this year, in particular as a result of the non-recurrence, due to consolidation, of the expense relating to companies accounted for using the equity method in the previous year, the positive effect of the write-up of the net carrying amount of the stake in comdirect bank AG, as well as the recognition of income from the reversal of interest rate derivatives which were no longer necessary.

Income taxes

	Q3 2003 millions of€	Q3 2002 millions of €	Change %	Q1-Q3 2003 millions of €	Q1-Q3 2002 millions of €	Change %	FY 2002 millions of €
Income taxes	(57)	2,757	n.a.	137	2,369	(94.2)	2,847

Results from ordinary business activities of approximately EUR –26.7 billion in the first three quarters of 2002 improved to a positive figure of approximately EUR 1.8 billion in the period under review. Deutsche Telekom AG also had net operating loss carryforwards affecting corporate income tax and trade tax net operating loss carryforwards, with the result that no taxes were payable in the tax consolidation group. Of the tax income reported, EUR 361 million relate to the 2002 corporate income tax of T-Mobile International AG & Co. KG as a result of the backdated change in the legal form of the company from a stock corporation to a partnership. This tax income is offset by tax expense relating to domestic and foreign shareholdings not included in the tax consolidation group.

First three quarters of 2003

Consolidated financial statements

Other disclosures.

Executive bodies

Franz Treml has been appointed to the Deutsche Telekom AG Supervisory Board as an employee representative with effect from July 8, 2003, by order of the Bonn local court. He succeeds Rüdiger Schulze, who resigned as of July 1, 2003, after having stepped down as National Head of the Industrial Sector of the ver.di trade union.

Personnel

	Q3 2003 millions of €	Q3 2002 millions of €	Change %	Q1-Q3 2003 millions of €	Q1-Q3 2002 millions of €	Change %	FY 2002 millions of €
Personnel costs	(3,421)	(3,401)	0.6	(10.323)	(9,899)	4.3	(13,480)

Personnel costs increased by EUR 424 million, or 4.3 percent, in the first nine months of this year compared with the same period in 2002. This increase is mainly attributable to collectively agreed wage and salary increases and the effect of an adjusted discount rate applied to pension accruals (AML), which amounted to EUR 230 million.

The decrease in the number of employees, both on average and on the balance sheet dates, is the result of offsetting effects: on the one hand, staff downsizing at T-Com and T-Systems in particular, relating in part to changes following the sale of shareholdings; on the other hand, an increase in the number of staff at T-Mobile in the United States and the full consolidation of T-Mobile Netherlands.

Average number of employees

	Q1-Q3 2003	Q1-Q3 2002	Change %	FY 2002
Civil servants	50,067	53,309	(6.1)	52,961
Salaried employees and wage earners	201,951	202,613	(0.3)	202,935
Deutsche Telekom Group	252,018	255,922	(1.5)	255,896
Trainees/student interns	9,809	9,228	6.3	9,869

Number of employees at balance sheet date

	Sept. 30, 2003	Dec. 31, 2002	Change %	Sept. 30, 2002
Civil servants	49,775	50,776	(2.0)	51,891
Salaried employees and wage earners	200,199	205,193	(2.4)	203,977
Deutsche Telekom Group	249,974	255,969	(2.3)	255,868
Trainees/student interns	11,992	11,709	2.4	11,710

First three quarters of 2003

Consolidated financial statements

Depreciation and amortization

	Q3 2003 millions of €	Q3 2002 millions of €	Change %	Q1-Q3 2003 millions of €	Q1-Q3 2002 millions of €	Change %	FY 2002 millions of €
Amortization of intangible assets	(1,169)	(23,118)	94.9	(3,517)	(26,242)	86.6	(27,355)
of which: UMTS licenses	(149)	(2,353)	93.7	(448)	(2,718)	83.5	(2,864)
of which: U.S. mobile communications licenses	(127)	(9,813)	98.7	(392)	(10,409)	96.2	(10,380)
of which: goodwill	(637)	(10,720)	94.1	(1,907)	(12,436)	84.7	(13,108)
Depreciation of property, plant and equipment	(1,996)	(2,361)	15.5	(6,129)	(7,111)	13.8	(9,525)
Total depreciation and amortization	(3,165)	(25,479)	87.6	(9,646)	(33,353)	71.1	(36,880)

The year-on-year decrease of EUR 22.7 billion in the amortization of intangible assets in the first nine months is mainly the result of the non-recurrence of write-downs on goodwill and mobile communications licenses as a result of the strategic review carried out in the third quarter of 2002. The decrease of around EUR 1.0 billion, or 13.8 percent, in depreciation of property, plant and equipment is due in part – besides deconsolidation effects (in particular from the sale of the cable business) – to the non-recurrence of the write-downs on submarine cables amounting to EUR 0.2 billion in the previous year.

Other taxes

Other taxes, included in the operating results, amounted to EUR 134 million in the first nine month of 2003 compared with EUR 137 million in the same period last year.

First three quarters of 2003

Consolidated financial statements

Notes to the consolidated balance sheet

Noncurrent assets

	Sept. 30, 2003 millions of €	Dec. 31, 2002 millions of €	Change millions of €	Change %
Intangible assets	47,430	53,402	(5,972)	(11.2)
of which: UMTS licenses	10,441	11,117	(676)	(6.1)
of which: U.S. mobile communications licenses	8,956	10,364	(1,408)	(13.6)
of which: goodwill	25,875	29,436	(3,561)	(12.1)
Property, plant and equipment	47,831	53,955	(6,124)	(11.4)
Financial assets	3,492	4,169	(677)	(16.2)

The decline in intangible assets from EUR 53.4 billion to EUR 47.4 billion (11.2 percent) is due primarily to the effect of exchange rate losses on the translation of foreign Group companies (mainly relating to the decrease in value of the U.S. dollar compared with the euro) and to continued amortization.

The EUR 6.1 billion decrease in the carrying amount of property, plant and equipment is due primarily, besides foreign currency effects, to the sale of the remaining cable businesses and further depreciation, combined with a decrease in the volume of new capital expenditure.

Investments

	Q1-Q3 2003 millions of €	Q1-Q3 2002 millions of €	Change %	FY 2002 millions of €
Intangible assets	425	5,038	(91.6)	5,355
Property, plant and equipment	3,134	4,777	(34.4)	7,055
Financial assets	444	765	(42.0)	752
Total	4,003	10,580	(62.2)	13,162

The decrease in investments is due in part to the cuts in capital expenditure made in the previous and current years as part of the Triple-E program. Furthermore, investments in intangible assets were boosted last year by the acquisition of the remaining shares in T-Systems ITS GmbH (formerly debis Systemhaus GmbH) for EUR 2.7 billion and T-Mobile Netherlands for EUR 1.7 billion.

Liquid assets

Liquid assets increased by EUR 8.8 billion to EUR 10.7 billion over December 31, 2002.

This high level of liquid assets allows Deutsche Telekom to largely prefinance its financial liabilities repayment obligations for the fourth quarter of 2003 and for the 2004 financial year. Taking into consideration existing reserves of credit lines, Deutsche Telekom is completely financed through 2005.

First three quarters of 2003

Consolidated financial statements

Shareholders' equity

	Sept. 30, 2003 millions of €	Dec. 31, 2002 millions of €	Change millions of €	Change %
Capital stock	10,746	10,746	0	0.0
Additional paid-in capital	50,087	50,077	10	0.02
Retained earnings	248	248	0	0.0
Unappropriated net income / (loss) carried forward	(24,564)	23	(24,587)	n.a.
Net income / (loss)	1,617	(24,587)	26,204	n.a.
Cumulative translation adjustment account	(7,158)	(5,079)	(2,079)	(40.9)
	30,976	31,428	(452)	(1.4)
Minority interest	4,155	3,988	167	4.2
Total shareholders' equity	35,131	35,416	(285)	(0.8)

The slight drop in shareholders' equity compared with December 31, 2002, despite the positive Group result, is due primarily to further negative foreign exchange rate effects from the translation of foreign Group companies.

2,670,828 treasury shares were held at September 30, 2003.

Stock-based compensation

Deutsche Telekom AG stock option plan

In the 2000 financial year, Deutsche Telekom granted stock options to certain employees for the first time. On July 19, 2000, Deutsche Telekom granted options to the beneficiaries of the 2000 Stock Option Plan on the basis of the resolution adopted by the shareholders' meeting in May 2000.

In addition, the shareholders' meeting in May 2001 approved the introduction of a 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002.

The following table provides an overview of the development of the total stock options held under the 2000 and 2001 plans:

	SOP 2001		SOP 2000
	Stock options (in thousands)	Weighted average exercise price €	Stock options (in thousands)	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2003	11,964	24.22	994	62.69
Granted	0	0.00	0	0.00
Exercised	0	0.00	0	0.00
Forfeited	167	22.88	5	62.69
Outstanding at Sept. 30, 2003	11,797	24.24	989	62.69
Exercisable at Sept. 30, 2003	3,972	30.00	0	0.00

T-Online International stock option plans

The extraordinary shareholders' meeting of T-Online International AG resolved a 2000 Stock Option Plan for the Board of Management, and for specialists and managers of T-Online and its subsidiaries prior to the company's IPO. The 2001 shareholders' meeting approved a new stock option plan, structured as a "premium priced plan", to enhance the company's competitiveness.

As part of the acquisition of Ya.com, T-Online granted Ya.com employees stock options for T-Online shares in line with the resolution adopted by the shareholders' meeting on September 22, 2000. The exercise price was contractually set at EUR 0.00.

First three quarters of 2003

Consolidated financial statements

The following table provides an overview of the development of the total stock options held under the 2000 and 2001 plans:

	SOP 2001		SOP 2000		Ya.com Option Plan
	Stock options (in thousands)	Weighted average exercise price €	Stock options (in thousands)	Weighted average exercise price €	Stock options (in thousands)	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2003	4,415	10.31	112	37.65	366	0.00
Granted	0	0.00	0	0.00	0	0.00
Exercised	0	0.00	0	0.00	0	0.00
Forfeited	204	10.33	0	0.00	0	0.00
Outstanding at Sept. 30, 2003	4,211	10.31	112	37.65	366	0.00
Exercisable at Sept. 30, 2003	1,089	10.35	0	0.00	0	0.00

T-Mobile USA stock option plan

Before its acquisition on May 31, 2001, T-Mobile USA had granted stock options to its employees. On May 31, 2001, these were converted at the rate of 3.7647 per unvested, outstanding T-Mobile USA option. No more options will be granted under any other T-Mobile USA stock option plans.

At December 31, 2002, 25.0 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan ("MISOP"), which was changed as a consequence of the acquisition on May 31, 2001. The vesting period and option term relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years.

The following table provides an overview of the development of the total stock options held due to the acquisition:

	Stock options (in thousands)	Weighted average exercise price USD
Outstanding stock options at Jan. 1, 2003	24,980	16.41
Granted	1,775	12.72
Exercised	2,016	4.63
Forfeited	1,305	18.70
Outstanding at Sept. 30, 2003	23,434	17.04
Exercisable at Sept. 30, 2003	13,261	16.28

Powertel stock option plan

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees.
On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353.

The following table provides an overview of the development of the total stock options held due to the acquisition:

First three quarters of 2003

Consolidated financial statements

	Stock options (in thousands)	Weighted average exercise price USD
Outstanding stock options at Jan. 1, 2003	1,790	21.85
Granted	0	0.00
Exercised	118	6.06
Forfeited	130	27.79
Outstanding at Sept. 30, 2003	1,542	22.53
Exercisable at Sept. 30, 2003	1,202	20.39

MATÁV stock option plan

On April 26, 2002, the shareholders' meeting of MATÁV approved the introduction of a management stock option plan.

On July 1, 2002, MATÁV used its authority under the shareholders' resolutions adopted in April 2002 to grant these options for the first tranche (exercisable 2003) and for the second and third tranches (exercisable 2004/2005).

The following table provides an overview of the development of the total stock options held:

	Stock options (in thousands)	Weighted average exercise price HUF
Outstanding stock options at Jan. 1, 2003	3,965	944.33
Granted	0	0.00
Exercised	0	0.00
Forfeited	310	944.33
Outstanding at Sept. 30, 2003	3,655	944.33
Exercisable at Sept. 30, 2003	1,218	933.00

For more detailed information, please refer to the section in our 2002 Annual Report on page 156 et seq.

Guarantees and commitments, and other financial obligations

Guarantees and commitments and other financial obligations increased by EUR 1.7 billion compared with December 31, 2002. The increase is due primarily to lease and purchase obligations relating to new contracts.

First three quarters of 2003

Consolidated financial statements

Notes to the consolidated statement of cash flows

Net cash provided by operating activities.

Net cash provided by operating activities increased by EUR 0.9 billion year-on-year to EUR 11.0 billion in the first nine months of 2003. Besides the improvement of EUR 0.7 billion in cash generated from operations – despite a net reduction of EUR 0.4 billion in income tax refunds – a lower level of net interest payments amounting to EUR 0.2 billion was recorded in the nine-month period ended September 30, 2003.

Net cash used for investing activities.

Net cash used for investing activities in the period under review amounted to EUR 3.5 billion. This amount is made up of cash outflows for investments of EUR 3.9 billion and net cash outflows for short-term investments of EUR 2.9 billion. This is partially offset by cash inflows from dispositions of noncurrent assets of EUR 3.3 billion. Net cash used for investing activities in the first nine months of 2002 amounted to EUR 10.3 billion.

A EUR 1.7 billion decrease in cash outflows for investments in property, plant and equipment contributed to this year-on-year reduction in investing activities. Furthermore, additional cash inflows of EUR 1.5 billion were generated from dispositions of noncurrent assets resulting from the sale of fully consolidated companies, relating mainly to the sale of cable activities. In addition, the prior-year figures were higher due to the acquisition of T-Systems ITS for EUR 4.7 billion and T-Mobile Netherlands for EUR 1.7 billion.

Net cash used for financing activities.

Net cash used for financing activities in the first nine months of 2003 amounted to EUR 1.9 billion. This represents a year-on-year increase of EUR 1.0 billion in cash outflows for financing activities.

The year-on-year increase in cash outflows is attributable to a EUR 0.6 billion repayment of short-term debt and a EUR 2.0 billion decrease in net additions to medium-term and long-term borrowings. The main factors were the issuance of a convertible bond and of the U.S. dollar bond, and the repayment of U.S. bonds.

Moreover, net cash used for financing activities in the first nine months of last year included dividend payments of EUR 1.6 billion.

First three quarters of 2003

Consolidated financial statements

Segment reporting.

The structure of the segments was adapted to the adjusted reporting structure at T-Com and T-Online in the first quarter of 2003. DeTeMedien, previously included under T-Online, has been reported under T-Com since January 1, 2003. In the same way, subsequent measurement resulting from the admission of new shareholders at T-Online, and which affects the income/loss related to associated and related companies, and depreciation and amortization, is no longer reported under the T-Online segment but in the reconciliation to consolidated amounts. Furthermore, the direct allocation of the agency business from the T-Systems segment to the T-Com and T-Mobile segments has led to a redistribution of intersegment revenue and net revenue which does not affect income. To facilitate comparison, prior-year figures have been adjusted in accordance with the aforementioned changes.

The first-time application of the cost-of-sales method at Deutsche Telekom from January 1, 2003 led to a change in the composition of income before taxes, which now includes other taxes. As no extraordinary items arose in any of the periods, the income before income taxes reported here corresponds to results from ordinary business activities. All segment information in this report has been prepared in accordance with U.S. Statement of Financial Accounting Standards No. 131 (SFAS 131) and German Accounting Standard 3, "Segment Reporting" (DRS 3).

The following tables give an overall summary of Deutsche Telekom's segments for the full 2002 financial year as well as for the third quarter and first nine months of both 2002 and 2003. In addition to the amounts disclosed for the segments, there is also a reconciliation line. The reconciliation line mainly contains consolidation entries.

Segment information for the 2002 financial year.

FY 2002 millions of €	Net revenue	Intersegment revenue	Total revenue	Depreciation and amortization	Net interest income/ (expense)	Income/(loss) related to associated and related companies	Income/(loss) before taxes2)
T-Com1)	26,491	4,068	30,559	(5,539)	(562)	(304)	3,604
T-Mobile1)	18,339	1,396	19,735	(27,285)	(1,005)	(427)	(23,754)
T-Systems1)	6,895	3,594	10,489	(2,616)	(98)	(20)	(1,990)
T-Online1)	1,391	193	1,584	(435)	128	(265)	(471)
Group Headquarters & Shared Services	573	3,838	4,411	(1,298)	(2,510)	(1,093)	(4,690)
Reconciliation1)	0	(13,089)	(13,089)	293	(1)	135	151
Group	53,689	—	53,689	(36,880)	(4,048)	(1,974)	(27,150)

1)	According to new structure.

First three quarters of 2003

Consolidated financial statements

Segment information in the quarters.

Q3/2003 Q3/2002 millions of €	Net revenue	Inter- segment revenue	Total revenue	Depreciation and amortization	Net interest income/ (expense)	Income/(loss) related to associated and related companies	Income/(loss) before taxes2)
T-Com1)	6,152	952	7,104	(1,265)	(60	(7)	1,211
	6,602	888	7,490	(1,385)	(112)	(8)	1,078
T-Mobile1)	5,632	288	5,920	(1,298)	(216)	27	239
	4,711	394	5,105	(22,753)	(230)	(278)	(21,985)
T-Systems1)	1,798	819	2,617	(373)	(6)	1	10
	1,676	912	2,588	(1,006)	(37)	(10)	(1,111)
T-Online1)	413	40	453	(104)	26	97	103
	338	45	383	(106)	33	(236)	(274)
Group Headquarters & Shared Services	82	974	1,056	(195)	(659)	(5)	(878)
	96	1,154	1,250	(307)	(574)	(286)	(1,201)
Reconciliation1)	0	(3,073)	(3,073)	70	27	(14)	6
	0	(3,393)	(3,393)	78	(28)	136	172
Group	14,077	—	14,077	(3,165)	(888)	99	691
	13,423	—	13,423	(25,479)	(948)	(682)	(23,321)

1)	According to new structure.

Segment information in the first three quarters of the year.

Q1-Q3/2003 Q1-Q3/2002 millions of €	Net revenue	Inter- segment revenue	Total revenue	Depreciation and amortization	Net interest income/ (expense)	Income/(loss) related to associated and related companies	Income before taxes2)
T-Com1)	18,716	3,031	21,747	(3,865)	(291)	(26)	3,488
	19,707	2,825	22,532	(4,081)	(463)	(300)	2,750
T-Mobile1)	15,871	916	16,787	(3,857)	(817)	36	637
	13,150	1,095	14,245	(26,212)	(686)	(422)	(23,528)
T-Systems1)	5,267	2,477	7,744	(1,120)	(32)	3	(79)
	5,076	2,591	7,667	(2,016)	(58)	(24)	(1,651)
T-Online1)	1,209	138	1,347	(311)	86	91	126
	987	134	1,121	(314)	96	(253)	(423)
Group Headquarters & Shared Services	225	2,995	3,220	(694)	(1,814)	2	(2,330)
	257	2,916	3,173	(947)	(1,897)	(667)	(3,932)
Reconciliation1)	0	(9,557)	(9,557)	201	50	(22)	(59)
	0	(9,561)	(9,561)	217	(23)	137	116
Group	41,288	—	41,288	(9,646)	(2,818)	84	1,783
	39,177	—	39,177	(33,353)	(3,031)	(1,529)	(26,668)

1)	Under new structure

First three quarters of 2003

Consolidated financial statements

Accounting.

Basis of accounting

Deutsche Telekom prepares its consolidated financial statements in accordance with German GAAP, i.e., the requirements of the German Commercial Code (Handelsgesetzbuch – HGB), and the German Stock Corporation Act (Aktiengesetz – AktG), and prepares its interim reports in accordance with the requirements of German Accounting Standard 6 (DRS 6) dated February 13, 2001, and with the Rules and Regulations for the Frankfurt Stock Exchange.

Accounting policies

Deutsche Telekom uses the same methods of accounting and valuation for preparing its quarterly financial statements as for its annual financial statements. A detailed description of the methods used can be found in the notes to the consolidated financial statements as of December 31, 2002. Please refer to the chapter titled "Notes to the consolidated statement of income" in this report or visit Deutsche Telekom's website (www.telekom.de) for information concerning the first-time application of the cost-of-sales method.

First three quarters of 2003

Bonn, November 10, 2003

Deutsche Telekom AG
Board of Management

Kai-Uwe Ricke	Dr. Karl-Gerhard Eick	Josef Brauner	Thomas Holtrop

Dr. Heinz Klinkhammer	René Obermann	Konrad F. Reiss

First three quarters of 2003

Investor Relations calendar

Deutsche Telekom

Investor Relations calendar 2004.

Financial calendar

March 10, 2004	Annual press conference and analysts' meeting
March 23, 2004	CeBIT Investors' Day
March 30, 2004	Publication of the 2003 Annual Report
May 13, 2004	Deutsche Telekom AG report on the first quarter of 2004, conference call
May 18, 2004	2004 Shareholders' meeting of Deutsche Telekom AG, Cologne
May 19, 2004	2004 Shareholders' meeting of T-Online International AG, Cologne
August 12, 2004*	Deutsche Telekom AG report on the first half of 2004, press conference and analysts' meeting
November 11, 2004*	Deutsche Telekom AG report on the first nine months of 2004, conference call

* Dates not yet finalized

Further dates are published on the Deutsche Telekom website www.telekom.de.

First three quarters of 2003

Disclaimer.

This Report contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. The words "anticipate", "expect", "believe", "intend", "estimate", "plan", "project", "will", and "attempt" and similar expressions generally identify forward-looking statements. Forward-looking statements are based on current plans, estimates, and projections, and therefore too much reliance should not be placed on them. Forward-looking statements only correspond to the situation prevailing at the time at which they are made, and Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account, even though Deutsche Telekom intends to continue to meet ongoing disclosure obligations as set out in U.S. securities and exchange regulations (such as the obligation to submit the annual reports on Form 20-F, and periodic and other reports on Form 6-K) and in accordance with other applicable law. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control. As a precautionary measure, Deutsche Telekom notes that there are a large number of important factors which can cause actual results to differ considerably from those which are expressed or implied in forward-looking statements. Such factors include: the development of demand for Deutsche Telekom's telecommunications services, particularly for new, higher-value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond Deutsche Telekom's control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating Deutsche Telekom's acquisitions; the development of asset values in Germany and elsewhere, the progress of Deutsche Telekom's debt reduction program, including its degree of success in achieving desired levels of liquidity improvement and proceeds from dispositions; the development of Deutsche Telekom's cost-reduction initiatives, including personnel reduction; risks and uncertainties relating to benefits anticipated from Deutsche Telekom's international expansion, particularly in the United States; the progress of domestic and international investments, joint ventures and alliances; the ability to gain or retain market share in the face of competition; Deutsche Telekom's ability to secure the licenses needed to offer new services; the effects of price reduction measures as well as customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of debt refinancing needs, actions of rating agencies and the impact of regulatory and competitive developments on capital outlays and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in "Forward-Looking Statements," "Item 3. Key Information — Risk Factors" and "Item 5. Operating and Financial Review and Prospects — Factors Affecting Our Business" in the most recent Annual Report on Form 20-F/A filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements.

First three quarters of 2003

Contacts.

Deutsche Telekom AG
Zentralbereich Konzernkommunikation
Postfach 20 00, D-53105 Bonn
Phone +49 228 181 4949
Fax +49 228 181 9 40 04

This report can be downloaded
from the Investor Relations site
on the Internet at:
www.telekom.de/investor-relations

For further information on the divisions please refer to:
www.t-com.de
www.t-mobile.net
www.t-systems.com
www.t-online.de
www.telekom.de/geschaeftsbericht

Investor Relations, Bonn office
Phone +49 228 181 8 88 80
Fax +49 228 181 8 88 99
E-mail: Investor.Relations@telekom.de

Investor Relations, New York office
Phone +1 212 424 2926
Phone 1 877 DT SHARE (toll-free)
Fax +1 212 424 2986
E-mail: Investor.Relations@usa.telekom.de

This Group Report for the first nine months of 2003
is also available in German. The German print version
of this Group report is legally binding.

This Group Report is a publication of
Deutsche Telekom "Investor Relations".

KNr. 642 100 091

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG
By: /s/ ppa. Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten Title: Vice President

Date: November 18, 2003